UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

BIOFORM MEDICAL, INC.

(Name of Subject Company)

BIOFORM MEDICAL, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09065G 107

(CUSIP Number of Class of Securities)

Steven L. Basta

Chief Executive Officer

1875 South Grant Street, Suite 200

San Mateo, California 94402

(650) 286-4000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

With a copy to:

David J. Saul, Esq.

Ropes & Gray LLP

1900 University Avenue, 6th Floor

East Palo Alto, California 94303

(650) 617-4090

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

(a) The name of the subject company is BioForm Medical, Inc., a Delaware corporation (the “Company” or “BioForm”). The address of the principal executive offices of the Company is 1875 South Grant Street, Suite 200, San Mateo, California 94402. The telephone number of the principal executive offices of the Company is (650) 286-4000.

(b) The title of the class of equity securities to which this statement relates is the Company’s common stock, par value $0.01 per share (the “Common Stock” or the “Shares”). As of the close of business on December 31, 2009, there were 46,539,908 shares of Common Stock outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.

The name, business address and business telephone number of the Company, which is the subject company filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b) Tender Offer.

This statement relates to a tender offer by Vine Acquisition Corp. (“Offeror”), a Delaware corporation and an indirect wholly-owned subsidiary of Merz GmbH & Co. KGaA, a limited partnership by shares formed under the laws of the Federal Republic of Germany (“Parent” or “Merz”), disclosed in a Tender Offer Statement on Schedule TO, dated January 15, 2010 (as amended or supplemented from time to time, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the issued and outstanding shares of Common Stock, $0.01 par value per share, at a purchase price of $5.45 per share (such amount, or any other amount per Share paid pursuant to such tender offer, the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 15, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”) (which, together with the Offer to Purchase, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal have been mailed to the Company’s stockholders and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 31, 2009, by and among Parent, Offeror and the Company (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Offeror will merge with and into the Company, with the Company surviving as an indirect wholly-owned subsidiary of Parent (the “Merger”). At the effective time of the Merger pursuant to the Merger Agreement (the “Effective Time”), each share of Common Stock that is not tendered pursuant to the Offer will be converted into the right to receive net in cash, without interest thereon and less any required withholding taxes, an amount equal to the Offer Price (the “Merger Consideration”) (other than shares of Common Stock that are held (i) in the treasury of the Company or owned by Offeror, Parent or the Company, or any direct or indirect wholly-owned subsidiary of Parent or the Company, which will be cancelled and retired without any conversion thereof, or (ii) by stockholders, if any, who properly exercise their appraisal rights under Section 262 of the DGCL). Following the Effective Time, the separate corporate existence of Offeror will cease, and the Company will continue as an indirect wholly-owned subsidiary of Parent (the Company after the Effective Time hereinafter referred to as the “Surviving Corporation”). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Parent and Offeror is Merz GmbH & Co. KGaA, Eckenheimer Landstrasse 100, Frankfurt am Main 60318, Germany, and the telephone number of the principal executive offices of Parent and Offeror is +49 69-1503-0.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3, or in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I (the “Information Statement”) or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Offeror or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Parent’s right, pursuant to the Merger Agreement and after acceptance of the Shares in the Offer for payment, to designate persons to the board of directors of the Company (the “Board”) after the first time at which Offeror accepts for payment Shares tendered in the Offer (the “Purchase Time”) constituting at least a majority of the total number of the outstanding Shares on a fully diluted basis as set forth in the Merger Agreement (the “Minimum Tender Condition”). The Information Statement is incorporated herein by reference.

(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors and affiliates are described in the Information Statement.

Interests of Certain Persons.

Certain directors and executive officers of the Company may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company stockholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

As described below, consummation of the Offer will constitute a change in control of the Company for the purposes of determining the entitlements due to certain directors and executive officers of the Company under certain severance and other benefits agreements or arrangements.

Cash Consideration Payable Pursuant to the Offer.

If each of the directors and executive officers of the Company were to tender the Shares each owns for purchase pursuant to the Offer, each would receive the same per Share cash consideration on the same terms and conditions as the other stockholders of the Company. Any outstanding shares of Common Stock owned by such directors and executive officers and not tendered in the Offer will be cancelled and converted at the Effective Time into the right to receive the Offer Price, without interest thereon and less any required withholding taxes.

As of December 31, 2009, the Company’s directors and executive officers and their affiliates owned in the aggregate 11,557,300 shares of Common Stock (excluding shares issuable upon the exercise of options to purchase Common Stock). If the Company’s directors and executive officers and their affiliates were to tender all of their shares of Common Stock for purchase pursuant to the Offer, and such shares of Common Stock were purchased by Offeror at the Offer Price, the directors and executive officers would receive an aggregate amount of $62,987,285 net in cash, without interest thereon and less any required withholding taxes.

Treatment of Options held by Executive Officers, Directors and Affiliates.

Pursuant to the Merger Agreement, each option to purchase shares of Common Stock granted pursuant to the Company’s stock option plans (each, a “Stock Option”), to the extent outstanding and vested immediately prior to the Purchase Time, will be converted into the right to receive, and each holder thereof will thereupon be entitled to receive, in consideration of such conversion and in full settlement of such outstanding and vested

Stock Option, an amount in cash equal to the product of: (A) the difference of: (x) the Offer Price; minus (y) the exercise price per share of Common Stock subject to such Stock Option; multiplied by (B) the total number of shares of Common Stock subject to the unexercised portion of such Stock Option immediately prior to such time; provided, however, that if the exercise price per share of Common Stock under any such Stock Option is equal to or greater than the Offer Price, then such Stock Option will be cancelled for no consideration. Any amounts so payable will be paid as promptly as practicable (and in any event no later than 30 days) following the Purchase Time.

Pursuant to the Merger Agreement, each Stock Option, to the extent unvested and outstanding immediately prior to the Purchase Time, will entitle the holder thereof to receive, upon the vesting of such Stock Option in accordance with the terms thereof and of the applicable Company stock option plan pursuant to which it was issued (as modified, in each case, pursuant to the Merger Agreement), an amount in cash, in full settlement of such Stock Option, equal to the product of: (A) the difference of: (x) the Offer Price; minus (y) the exercise price per share of Common Stock subject to such Stock Option; multiplied by (B) the total number of shares of Common Stock subject to the unexercised portion of such Stock Option that would have become so vested and exercisable at such time; provided, however, that if the exercise price per share of Common Stock under any such Stock Option is equal to or greater than the Offer Price, then such Stock Option will be cancelled for no consideration. Any amounts so payable will be paid as promptly as practicable (and in any event no later than 30 days) following the date any such Company stock option becomes vested, without interest. The parties have agreed that, prior to the Purchase Time, they will enter into an arrangement pursuant to which the Company (or, at Parent’s option, Parent or one of its affiliates) will deposit (in trust for persons who might be entitled to payments pursuant to this provision) into a separate bank account at a bank designated by Parent and reasonably acceptable to the Company an amount of cash equal to the amount that might become payable pursuant to this provision (or other alternative arrangement providing appropriate security for the payments due under this provision reasonably acceptable to the Company and Parent).

As of December 31, 2009, the Company’s directors and executive officers held (i) unvested Stock Options to purchase in the aggregate 1,863,373 shares of Common Stock with an approximate aggregate dollar value equal to $7,787,626 (based on the excess, if any, of the Offer Price over the exercise price per share of Common Stock subject to such Stock Options) net in cash, without interest and less any required withholding taxes; and (ii) vested Stock Options to purchase in the aggregate 742,514 shares of Common Stock with an approximate aggregate dollar value equal to $2,873,957 (based on the excess, if any, of the Offer Price over the exercise price per share of Common Stock subject to such Stock Options) net in cash, without interest and less any required withholding taxes.

In accordance with the standard terms and conditions under which options were granted under the Company’s 2003 (Active) Stock Plan, each Stock Option would become fully vested and exercisable upon the optionee’s involuntary termination (including constructive termination) following a change in control, provided that the optionee executed a release of claims acceptable to the Company. On December 29, 2009, these terms and conditions regarding a change in control were extended to all Stock Options issued under the 2007 Equity Incentive Plan granted prior to December 31, 2009. The consummation of the Offer would constitute a change in control under such Company stock option plans.

Director and Officer Indemnification and Insurance.

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made with respect to any claim, issue or matter as to which he or she has been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or other adjudicating court deems proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

Article IX of the Company’s Amended and Restated Certificate of Incorporation (the “Charter”), provides that, to the fullest extent permitted by the DGCL as it presently exists or hereafter may be amended from time to time, no director of the Company will be personally liable to the Company or the Company’s stockholders for monetary damages for any breach of fiduciary duty as a director. In addition, the Charter provides that if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Article IX of the Charter further provides that the Company will indemnify, to the fullest extent permitted by applicable law, any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such action, suit or proceeding, however, the Company will be required to indemnify a person in connection with an action, suit or proceeding initiated by such person only if the action, suit or proceeding was authorized by the Board.

Article IX of the Charter also provides that the Company will have the power to indemnify, to the extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Company who was or is a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such action, suit or proceeding.

Article IX of the Charter further provides that any amendment or repeal of Article IX, or the adoption of any provision of the Charter inconsistent with Article IX, will not eliminate or reduce the effect of Article IX in respect of any matter occurring, or any cause of action, suit or proceeding accruing or arising or that, but for Article IX, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

Article VIII of the Company’s Amended and Restated By-Laws, (the “By-Laws”), provides, in general, that, subject to certain exceptions, the Company will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

Article VIII of the By-Laws further provides, in general, that, subject to certain exceptions, the Company will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company; except that no indemnification will be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Delaware Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Article VIII of the By-Laws further provides that, to the extent that a present or former director or officer of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, such person will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. Article VIII of the By-Laws further provides for mandatory advancement of expenses to each of the Company’s directors and officers in certain circumstances.

In addition, Article VIII of the By-Laws provides that the right of each of the Company’s directors and officers to indemnification and advancement of expenses will not be exclusive of any other right now possessed or hereafter acquired under any certificate of incorporation or any statute, by-law, agreement, vote of stockholders or disinterested directors or otherwise. Furthermore, Article VIII of the By-Laws authorizes the Company to provide insurance for the Company’s directors, officers and employees, or any person who is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the DGCL. Furthermore, any repeal or modification of Article VIII of the By-Laws will not adversely affect any right or protection thereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

The Company has also entered into indemnification agreements with its directors and officers containing provisions that may require the Company, among other things, to indemnify such directors and officers against certain liabilities that may arise by reason of their status or service as directors, to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to extend directors’ and officers’ insurance coverage to such officers and directors to the extent the Company maintains a directors’ and officers’ insurance policy or policies. The description of the indemnification agreements entered into with the Company’s directors and certain former officers is qualified in its entirety by reference to the form of the indemnification agreement which is filed as Exhibit (e)(2) to this statement and is incorporated herein by reference.

The Merger Agreement provides that the certificate of incorporation and the by-laws of the Surviving Corporation will contain provisions with respect to indemnification, advancement of expenses and director exculpation that are at least as favorable as those set forth in the Charter and By-Laws as in effect at the date of the Merger Agreement (to the extent consistent with applicable law), and that such provisions will not be amended, repealed or otherwise modified for a period ending six years after the Effective Time (and in the event that any legal proceeding is pending or asserted or any claim is made during such period, until the final disposition of such legal proceeding or claim) in any manner that would adversely affect the rights thereunder of the persons who at any time prior to the Effective Time were entitled to indemnification, advancement of expenses or exculpation under the Charter and By-Laws in respect of actions or omissions occurring at or prior to the Effective Time, unless otherwise required by applicable law, in which case Parent has agreed, and will cause the Surviving Corporation, to use commercially reasonable efforts to make such changes to its certificate of incorporation and by-laws as to have the least adverse affect on the rights of such parties.

The Merger agreement also provides that from and after the Effective Time and until the earlier of six years after the Effective Time and the expiration of any applicable statutes of limitation, the Surviving Corporation will indemnify the present and former officers and directors of the Company and its subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”) against all losses, claims, damages, judgments, inquiries, fines, amounts paid in settlement and fees, costs and expenses (including reasonable attorneys’ fees and disbursements), liabilities or amounts in connection with any claim, legal proceeding or investigation, whether civil, criminal, administrative or investigative and including all appeals thereof to which any Indemnified Party is or may become a party to by virtue of his or her service as a present or former director or officer of the Company or any of its subsidiaries, and arising out of actual or alleged events, actions or omissions occurring or alleged to have occurred at or prior to the Effective Time, in each case to the fullest extent permitted and provided in the certificate of incorporation and the by-laws of the Surviving Corporation and as permitted under the DGCL. Each Indemnified Party will be entitled to advancement of expenses in connection therewith, subject to providing an undertaking to repay such advances if it is later determined that such person is not entitled to indemnification.

In addition, the Merger Agreement provides that, prior to the Effective Time, (1) subject to Parent’s prior written consent (not to be unreasonably withheld), the Company will obtain “tail” insurance policies with a claims period of six years from the Effective Time with respect to directors’ and officers’ liability insurance in an amount and scope no less favorable than the existing policy of the Company for claims arising from facts or events that occurred on or prior to the Effective Time at a cost that is reasonable and customary for tail insurance policies with its existing directors’ and officers’ liability policy insurer or an insurer with a comparable insurer financial strength rating as that of the Company’s insurer; or (2) if Parent has not so consented or the Company has not obtained such tail policy prior to the Effective Time, the Surviving Corporation will provide for a period of not less than six years after the Effective Time to the directors and officers of the Company who are insured under the Company’s directors’ and officers’ insurance policy an insurance policy that provides coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”) that is not less favorable than the existing policy of the Company or, if substantially equivalent insurance coverage is unavailable on commercially reasonable terms, the best reasonably available coverage. However, the Surviving Corporation will not be required to pay an aggregate premium for the D&O Insurance in excess of $590,000, and, if the annual premium of such coverage exceeds such amount, the Surviving Corporation will use its commercially reasonable efforts to obtain a policy with the greatest coverage reasonably available for a cost not exceeding such amount. Parent has agreed to use commercially reasonable efforts to cause all policies referred to in this paragraph to be maintained in full force and effect for their full terms, and to cause all obligations arising under this paragraph to be honored by the Surviving Corporation.

Under the Merger Agreement, the obligations described under the immediately preceding three paragraphs of this section captioned “Director and Officer Indemnification and Insurance” may not be terminated or modified after the earlier of the time at which Parent’s designees first constitute a majority of the Company’s board of directors and the Effective Time (such earlier time, the “Control Time”) in such a manner as to affect adversely any Indemnified Party to whom these provisions apply without the consent of such affected Indemnified Party, and such Indemnified Parties are made express third-party beneficiaries of these provisions (which provisions will survive the consummation of the Merger and will be enforceable by such Indemnified Parties). In addition, if the Surviving Corporation or any of its successors or assigns (1) consolidates with or merges into any other person and will not be the continuing or Surviving Corporation or entity of such consolidation or merger or (2) transfers or conveys all or substantially all of its properties and assets to any person, then, in each case, to the extent necessary, proper provision will be made so that the successors and assigns of the Surviving Corporation will assume the obligations set forth in this section.

The foregoing summary with respect to the terms of the Merger Agreement regarding the indemnification of directors and officers and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Effect of the Offer on Employee Benefits.

The Merger Agreement provides that from the date of the Merger Agreement until the Control Time, the Company may not (i) increase the compensation payable or to become payable (including bonus or equity grants), or increase or accelerate the vesting of the benefits provided, to the Company’s current or former directors, executive officers or employees or other service providers, except for increases (A) required by contracts in effect on the date of the Merger Agreement (to the extent previously made available to Merz) or (B) in the ordinary course of business in salaries or wages of employees of the Company or any of its subsidiaries who are not directors or executive officers of the Company and up to a maximum of $10,000 per such employee and $150,000 in the aggregate, (ii) grant any severance or termination pay or benefits to, or enter into any employment, severance, retention, change in control, consulting or termination agreement with, any current or former director, executive officer or other employee, except as required by the terms of a Company benefit plan in effect on the date of the Merger Agreement (to the extent previously made available to Merz), except for any such severance or retention payment or benefits to non-executive employees in the ordinary course as would not exceed $150,000 in the aggregate, (iii) enter into or amend any collective bargaining agreement, except as required by law, or (iv) establish, adopt, or enter into any arrangement which would constitute a “company benefit plan” under the Merger Agreement, or amend any such company benefit plan except as required by law or renewals of arrangements in effect as of the date of the Merger Agreement (to the extent previously made available to Merz) in the ordinary course of business; (v) hire any employee at the level of Vice President or above with an annual base salary in excess of $90,000, (vi) promote any employee other than (A) in order to fill a position vacated after the date of the Merger Agreement or (B) promotions that are both in the ordinary course of business and consistent with a salary increase permitted by subsection (i) of this paragraph, or (vii) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of its stock option or equity compensation plans, any provision of any agreement evidencing any outstanding stock option or other award, or otherwise modify any of the terms of any outstanding option or other security or any related contract.

The Merger Agreement also provides that for a period beginning on the Control Time and ending on December 31, 2010, Parent and the Company will provide each employee of the Company or its subsidiaries, including each executive officer, with base wages and a short-term cash bonus opportunity no less favorable than those in effect as of the Control Time and with employee benefits (excluding equity compensation) no less favorable than those in effect as of the Control Time, including with respect to retirement, health and welfare and severance plans. If after the Control Time employees of the Company or its subsidiaries become participants in benefit plans of Parent or its subsidiaries, Parent will (A) provide service credit with the Company for all limitations as to preexisting conditions, exclusions and waiting periods for participation and coverage requirements under any welfare plan, to the extent that such employee would receive service credit for such conditions under the corresponding welfare plan in which any such employee participated immediately prior to the Control Time, (B) provide credit for any co-payments and deductibles paid in satisfying any applicable deductible or out-of-pocket requirements, and (C) provide service credit with the Company for purposes of eligibility, vesting and benefit accruals (except benefit accruals under any defined benefit plan) under any employee benefit plan of Parent or its subsidiaries. Under the Merger Agreement, Parent acknowledges that the Company has terminated its 2009 annual cash bonus plan and suspended matching contributions under its 401(k) plan and, in 2010, Parent intends to, and will, reinstitute an annual cash bonus plan and a matching contribution under the Company’s 401(k) plan. However, in no event will any such employee be entitled to any credit under the foregoing clauses (A), (B), and (C) to the extent that it would result in a duplication of benefits.

Under the Merger Agreement, if requested by Parent in writing at least (i) 20 days prior to the Effective Time, the Company will terminate all of its benefit plans (other than any such plan intended to qualify under Section 401(k) of the Internal Revenue Code), or (ii) five days prior to the Effective Time, the Company will terminate all of its benefit plans intended to qualify under Section 401(k) of the Internal Revenue Code, in each such case, effective not later than the last business day immediately preceding the Effective Time or such later time as required by the terms of such benefit plans or the contracts between the Company and any third party administrators of such benefit plans in effect as of the date of the Merger Agreement, unless amended in accordance with the terms of such plans or contracts at Parent’s reasonable request.

The Merger Agreement further provides that, notwithstanding anything contained in the Merger Agreement to the contrary, none of its provisions is intended to, or does (1) prohibit the Company, its subsidiaries, Parent, the Surviving Corporation or its or their affiliates from amending or terminating any Company benefit plan, (2) require the Company, its subsidiaries, Parent, or the Surviving Corporation or its or their affiliates to keep any person employed for any period of time, or (3) constitute the establishment or adoption of, or amendment to, any Company benefit plan; and no current or former employee of the Company or any of its subsidiaries participating in any such Company benefit plan will have any claim or cause of action, under ERISA or otherwise, in respect of any provisions of the Merger Agreement.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Employment and Change of Control Arrangements with the Company.

Employment Agreement with Steve Basta

On November 7, 2002, the Company entered into an employment agreement with Mr. Basta, the Company’s Chief Executive Officer. The agreement provides that in the event of an involuntary termination without “cause,” whether or not in connection with a change in control, Mr. Basta will be entitled to a severance payment equal to six months of his then-current base salary. In the event the Company is acquired and Mr. Basta is terminated or constructively terminated, the vesting of his stock option grants will be 100% accelerated. The consummation of the Offer would constitute an acquisition of the Company under such employment agreement.

The foregoing description of the employment agreement with Mr. Basta does not purport to be complete and is qualified in its entirety by reference to the same agreement filed as Exhibit (e)(3) to this statement and is incorporated herein by reference. Further, such employment agreement will be superseded by the employment agreement between Mr. Basta and the Parent described below under “Arrangements with Offeror and Parent.”

Employment Agreement with Dennis Condon

On May 14, 2007, the Company entered into an employment agreement with Mr. Condon, the Company’s President and Chief Business Officer. Under this agreement, Mr. Condon is entitled to receive payment of an amount equal to six months of his base salary as severance benefits if his employment is terminated without “cause” following a change in control of the Company. The consummation of the Offer would constitute a change in control under such employment agreement.

The foregoing description of the employment agreement with Mr. Condon does not purport to be complete and is qualified in its entirety by reference to the same agreement which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference. Further, such employment agreement will be superseded by the employment agreement between Mr. Condon and the Parent described below under “Arrangements with Offeror and Parent.”

(b) Arrangements with Offeror and Parent

Merger Agreement.

The summary of the Merger Agreement contained in Section 12 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Employment and Change of Control Arrangements with Parent.

On December 31, 2009, each of Steve Basta, Dennis Condon and Adam Gridley entered into an employment letter agreement (each an “Employment Agreement”) with Parent, effective as of the closing of the Merger, to continue his employment with the Surviving Corporation following the closing of the Merger. The Employment Agreement supersedes the executive officer’s rights and obligations under the executive’s prior employment agreement, if any. Under their respective Employment Agreements, each of Messrs. Basta, Condon and Gridley is entitled to: (1) an integration bonus on the first anniversary of the closing of the Merger provided that he continues to be employed by the Surviving Corporation and there has been a successful integration of the Surviving Corporation and Parent; (ii) a short term incentive bonus for the Surviving Corporation’s fiscal year ending June 30, 2011 contingent upon continued employment until the date of payment and based on quantitative and qualitative metrics mutually determined by, for each of Messrs. Condon and Gridley, the Surviving Corporation’s Chief Executive Officer and Parent, and for Mr. Basta, himself and the Surviving Corporation’s Board of Directors; (iii) a three-year long term incentive program that commences on June 30, 2011 and ends with the fiscal year ending June 30, 2013.

In addition, each executive officer is entitled to severance payments under his Employment Agreement. In the event the executive officer is involuntarily terminated (other than for “cause”) or on account of “constructive termination” (as defined in the Employment Agreements) prior to the one year anniversary of the closing of the Merger, he will be entitled to (i) any unpaid base salary through the date of termination, reimbursement for any unreimbursed business expenses incurred through the date of termination, any accrued but unused vacation time, all other vested payments, benefits or fringe benefits to which he is entitled under the terms of any applicable compensation arrangement or employee benefit plan of the Surviving Corporation (collectively, the “Accrued Benefits”); (ii) severance equal to continued payment of his then-current base salary for twelve months following termination of employment; (iii) a pro rata, lump sum payment of his integration bonus; (iv) a pro rata, lump sum payment of his short term incentive bonus for the fiscal year ending on June 30, 2011 (the “Pro Rata Bonus”); and (v) continued health benefits for a period of twelve months following such termination. If Mr. Basta is not made the head of the global aesthetics business of Merz prior to the six month anniversary of the closing of the Merger, he will have the right to resign his employment over the next three months and have such termination constitute a “constructive termination” under his Employment Letter and with respect to his outstanding stock options. Mr. Basta, Mr. Condon and Mr. Gridley have each agreed that for a period of six months following the closing of the Merger no reduction of duties and responsibilities will constitute a constructive termination.

In the event the executive officer is involuntarily terminated (other than for cause) or on account of constructive termination following the one year anniversary of the closing of the Merger, he will be entitled to (i) Accrued Benefits; (ii) severance equal to continued payment of his then-current base salary for six months following termination of employment; (iii) (x) if the termination of employment occurs during the fiscal year ending on June 30, 2011, the Pro Rata Bonus, or (y) if the termination of employment occurs after the fiscal year ending on June 30, 2011, a pro rata, lump sum payment of his short term incentive bonus for the year of termination; (iv) a pro rata, lump sum payment of his long term incentive bonus, determined by the actual performance of the Surviving Corporation through the date of termination; and (v) continued health benefits for a period of six months following such termination.

The foregoing description of the Employment Agreements does not purport to be complete and is qualified in its entirety by reference to the Employment Agreements, which are filed as Exhibit (e)(5), Exhibit (e)(6) and Exhibit (e)(7) and are incorporated herein by reference.

Tender and Support Agreements

Parent, Offeror, and certain stockholders of the Company (the “Signing Stockholders”), including certain affiliates of the Company’s directors, entered into Tender and Support Agreements, each dated as of December 31, 2009 (the “Tender and Support Agreements”). The Signing Stockholders are N. C. Joseph Lai (a director of the Company), Helen Lai and N.C. Joseph Lai, and their successors, co-Trustees of the Helen and Joseph Lai Irrevocable Trust, dated December 17, 1999, Naichiu Joseph Lai Revocable Trust, N.C. Joseph Lai, a/t/f the Helen and Joseph Lai Irrevocable Trust, Martin P. Sutter (a director of the Company), Essex Woodlands Health Ventures Fund VI, L.P., Steve Basta, Adam Gridley and Dennis Condon.

The 11,511,846 outstanding Shares owned by the Signing Stockholders and subject to the Tender and Support Agreements represented, as of December 31, 2009, approximately 24.7% of the total outstanding Shares. In addition, the Signing Stockholders held Stock Options to purchase an aggregate of 2,223,111 Shares, which are also subject to the Tender and Support Agreements. Pursuant to each Tender and Support Agreement, each of the Signing Stockholders agreed, among other things (i) to tender in the Offer (and not to withdraw) all Shares owned beneficially or of record or subsequently acquired by it; (ii) to vote such Shares in favor of (A) the adoption of the Merger Agreement, (B) the approval of any proposal to adjourn or postpone the Company stockholders meeting to a later date if there are not sufficient votes for adoption of the Merger Agreement and (C) any other matter necessary, or reasonably requested by Parent, for the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iii) to vote such Shares against (A) any action, agreement or transaction that would reasonably be expected to frustrate the purposes of, impede, hinder, interfere with, nullify, prevent, delay or adversely effect, in each case in any material respect, the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (B) any third party acquisition proposal or any agreement related thereto, and any action in furtherance of any third party acquisition proposal, (C) any merger, acquisition, sale, consolidation, reorganization, recapitalization, extraordinary dividend, dissolution, liquidation or winding-up of or by the Company, or any other extraordinary transaction involving the Company (other than the Merger) or any of its subsidiaries, and (D) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach, in any material respect, of any covenant, representation or warranty or any other obligation or agreement of the Signing Stockholder under the Tender and Support Agreement; (iv) to revoke any proxies, if any, that the Signing Stockholder had granted with respect to its Shares and to appoint the Parent as its proxy to (1) attend Company stockholders meetings; (2) to vote such Shares in connection with the Merger Agreement as described above; and (3) if applicable, to grant or withhold or issue instructions to the Signing Stockholder to grant or withhold, all written consents with respect to such Shares at Company stockholder meetings or otherwise.

In addition, the Signing Stockholders have agreed to waive any appraisal rights they may have under the DGCL and have agreed not to take any action that the Company is prohibited from taking under Section 6.3 of the Merger Agreement, relating to the non-solicitation of alternative “acquisition proposals.” By their terms, the Tender and Support Agreements terminate upon the earliest to occur of the Effective Time, the termination of the Tender and Support Agreements by Merz, the termination of the Offer by Merz, the date of any material modification, waiver or amendment of the Offer or the Merger Agreement that affects adversely the consideration payable to stockholders of the Company pursuant to the Merger Agreement, the termination of all of the stockholders’ obligations under the Tender and Support Agreements, and the termination of the Merger Agreement in accordance with its terms.

The foregoing summary is qualified in its entirety by reference to the Form of Tender and Support Agreement, which is filed herewith as Exhibit (e)(8) and is incorporated herein by reference.

(c) Effects of the Merger on Dividend Policy

The Merger Agreement provides that, from the date of the Merger Agreement to the Control Time, the Company will not, without the prior written consent of Merz, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for any dividend or distribution to the Company by any of its subsidiaries). Parent does not anticipate waiving this restriction or otherwise consenting to the payment of any dividend on the Common Stock. Accordingly, it is anticipated that no dividends will be declared or paid on the Shares following December 31, 2009. The Company has never previously declared or paid cash dividends on the Common Stock.

Item 4.	The Solicitation or Recommendation.

(a) Recommendation.

At a meeting held on December 30, 2009, the Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company and its stockholders; (ii) adopted and approved the Merger Agreement; (iii) directed that the Merger Agreement be submitted to the holders of Shares for adoption as promptly as practicable after the completion of the Offer (unless the Merger can be consummated without such vote under Delaware law); and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares to the Offeror pursuant to the Offer and, if required to consummate the Merger, adopt the Merger Agreement. ACCORDINGLY, AND FOR THE OTHER REASONS DESCRIBED IN MORE DETAIL BELOW, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER AND, IF REQUIRED, ADOPT THE MERGER AGREEMENT.

(b) Background and Reasons for the Recommendation.

Background of the Offer and the Merger.

The Company has periodically reviewed and assessed trends and conditions impacting the Company, in particular, and the medical aesthetics market generally, and from time to time the Board has considered and, in some cases, pursued strategic options potentially available to the Company, including growth through product investments, targeted acquisitions of other businesses, strategic combination transactions, commercial arrangements and a potential sale of the Company. Since 2004, the Company has received inquiries and engaged in discussions regarding potential acquisitions of the Company or other strategic alliances with several interested parties, including from the potential bidders identified below.

In 2007, the Company engaged J. P. Morgan Securities Inc. (“J.P. Morgan”) as its lead underwriter for the Company’s planned initial public offering (“IPO”). During preparations for the IPO, the Company responded to inbound inquiries it had received from multiple potential acquirors. The Company also requested that J.P. Morgan contact other parties after the filing of the first IPO registration statement to determine if there may be other parties interested in acquiring the Company. In all, six parties expressed interest in a possible acquisition of, or similar strategic transaction with, the Company, including Bidder 1 from the current 2009 process described below. In August and September 2007, four of these six interested parties engaged in a formal process in which such parties were asked to, and did, submit indications of interest for the possible acquisition of the

Company. Two of the bidders dropped out of the process when the Company conveyed to them that their indications of interest were not competitive with two other indications of interest. Bidder 1 submitted the second highest indication of interest in the 2007 process. While Bidder 1’s indication of interest was not as high as the other remaining bidder, Bidder 1 conducted significant due diligence before ultimately dropping out of the process when it would not increase its bid. The Company conducted due diligence and transaction negotiations with the lead bidder until a short while before the Company began its IPO road show, at which point the lead bidder terminated negotiations and the Company completed its IPO on November 6, 2007.

In July and August 2007, Steven Basta, the Company’s Chief Executive Officer, had multiple communications with Merz management including an in-person meeting in San Francisco with Martin Zügel, the Chairman of Merz’s Management Board and Chief Executive Officer of Merz Pharmaceuticals and an in-person meeting in Frankfurt, Germany with Mr. Zügel, Hans- Jörg Bergler, Vice President, Head of Corporate Development for Merz, and Jochen Hückmann, Chairman of Merz’s Shareholder Council. The primary focus of the initial in-person discussion on July 24, 2007 was an introduction and overview of the Company’s business in response to a contact from Merz requesting such introductory meeting, and to discuss potential collaboration opportunities. The second meeting, on July 30, 2007, was requested by the Company to explore whether Merz would have any interest in a U.S. distribution partnership for its aesthetics products in development, including a neurotoxin. Merz management also explored in that conversation with Mr. Basta whether the Company would be open to a potential acquisition by Merz, because Merz wanted to build a direct U.S. organization rather than enter into a partnering relationship. Mr. Basta communicated to Messrs. Zügel, Hückmann and Bergler, consistent with the message provided by J.P. Morgan to other interested parties at the time, the anticipated range of pricing for the Company’s planned IPO and that if Merz had an interest in engaging in discussions with the Company toward a potential acquisition, the Company would be open to such discussions at a valuation comparable to, or higher than, the expected IPO range. Merz communicated that it did not have an interest in pursuing a potential acquisition at that valuation level.

On November 13, 2007, the Company closed its IPO and sold 11,500,000 shares of Common Stock at a public offering price of $8.00 per share.

During 2008 and 2009, Mr. Basta had additional periodic and informal discussions with Mr. Bergler and Mr. Zügel regarding the Company’s continued interest in a potential license, distribution, joint venture or other arrangement with Merz involving Merz’s aesthetics products in development for U.S. commercialization. The Company and Merz also explored a range of possible commercial collaborations in Europe, including a potential acquisition by Merz of the Company’s European business.

In May 2008, one of the parties from the 2007 process (described above) made an inbound expression of interest in acquiring the Company. In May and June 2008, the Board evaluated this expression of interest with the assistance of J.P. Morgan, and the Board authorized management to proceed with negotiations and permit such party to engage in a due diligence investigation of the Company. Such negotiations and due diligence actively continued through August 2008, at which time the party declined to proceed further in the discussions.

In early 2009, the Company received several inbound communications from parties interested in discussing a potential acquisition of the Company or other strategic transaction. In February and March 2009, the Company engaged in initial due diligence discussions and presentations with one of the interested parties, but no proposal ultimately resulted from these discussions.

In March 2009, Bidder 1 again contacted J.P. Morgan regarding a possible acquisition of the Company. At that time, Bidder 1 indicated an interest in a possible acquisition of the Company at a price of up to $2.75 per share in cash. The Board discussed the advantages and disadvantages of various scenarios, including remaining an independent company versus merging with a like-sized aesthetics company or being acquired by a larger competitor, and encouraged management to continue to explore certain of the inbound communications, including the indication of interest from Bidder 1. The Board also directed J.P. Morgan to communicate to Bidder 1’s financial advisor that the proposed price at which Bidder 1 had expressed an interest in pursuing a possible acquisition would likely be viewed by the Board as inadequate. J.P. Morgan thereafter communicated to Bidder 1 that the Board viewed the price at which Bidder 1 indicated an interest in pursuing an acquisition to be in all likelihood too low to garner the support of the Board.

On April 7, 2009, the Company and Bidder 1 signed a Mutual Nondisclosure Agreement and Bidder 1 commenced due diligence on the Company with the understanding that the purpose of the due diligence process in the near term was to permit Bidder 1 to determine whether Bidder 1 would have an interest in pursuing discussions at a higher price level that the Board may find to be adequate.

Following disclosure of information and due diligence activities in April 2009, Bidder 1 provided an indication that it would consider a transaction in the low $3.00 range. On May 5, 2009, the Board held a meeting at which the Board evaluated Bidder 1’s indication of interest. The Board discussed the proposal with J.P. Morgan. The Company’s outside legal counsel, Ropes & Gray LLP (“Ropes & Gray”) led the Board through a discussion of its fiduciary duties with regard to change of control transactions. Following deliberation, the Board directed management, with the assistance of J.P. Morgan, to explore specifically whether Bidder 1 would be interested in pursuing a transaction with the Company at a much higher valuation than was then being proposed by Bidder 1.

At the Board’s direction, representatives from J.P. Morgan contacted Bidder 1’s financial advisors to discuss Bidder 1’s proposal, making it clear the Board was not interested in continuing due diligence discussions unless the proposed consideration was significantly increased. Shortly thereafter, Bidder 1’s advisors informed J.P. Morgan that their client could not justify a higher price per share, and was therefore not interested in pursuing further discussions relating to a potential transaction at the present time. Negotiations with Bidder 1 were thereupon halted.

On September 1, 2009, Mr. Bergler contacted Mr. Basta to arrange a conversation which occurred on September 7, 2009, at which time Mr. Bergler expressed Merz’s interest in exploring a potential acquisition of the Company. Mr. Bergler indicated that Merz had retained Piper Jaffray & Co. (“Piper Jaffray”) to act as its financial advisor and wanted to discuss scheduling an initial meeting to open the discussions. Following this inquiry, Mr. Basta communicated with Board members to convey that the Company had received this new overture. The Company’s management and Merz’s management, along with J.P. Morgan and Piper Jaffray representatives, met in-person on September 16, 2009. During this in-person meeting, Mr. Basta and Adam Gridley, the Company’s Senior Vice President, Corporate Development, provided business and other corporate information. During the meeting, Messrs. Matthias Vogt, a member of Merz’s Management Board and Merz’s Chief Financial Officer, Norman Selby, a member of Merz’s Supervisory Board, and Mr. Bergler reiterated that Merz was interested in engaging in discussions and due diligence with respect to a potential acquisition of the Company.

In early September, 2009, Bidder 1’s financial advisor contacted J.P. Morgan to express Bidder 1’s continued interest in a potential acquisition of the Company. Bidder 1 further communicated that it had updated its financial models and, based on its revised financial analysis, was prepared to indicate an interest in a possible acquisition of the Company at a per share price of approximately $4.00 in cash. In view of recent conversations between members of the Board and Mr. Basta, as well as the performance of the Company during the July to September 2009 period, the current operations and financial condition of the Company, the Company requested that J.P. Morgan indicate to Bidder 1 that its proposed $4.00 per share price would likely be insufficient to garner the support of the Board and that Bidder 1 should consider a significant increase in its proposal.

Shortly thereafter, Bidder 1’s financial advisor contacted J.P. Morgan to communicate that Bidder 1 remained interested in a potential acquisition of the Company.

On September 29, 2009, Mr. Basta met in-person with Mr. Zügel to discuss the business of both companies, including the product portfolios currently commercialized or in development and the strategic advantages of a combination of the companies, as well as a general timeframe for due diligence.

On September 30, 2009, Bidder 1’s financial advisors initiated contact with J.P. Morgan to communicate Bidder 1’s oral indication of interest in acquiring the Company at a price of $5.00 per share in cash, subject to a comprehensive due diligence review of the Company.

On October 7, 2009, representatives of Piper Jaffray contacted representatives of J.P. Morgan to discuss the terms of an expected non-binding proposal to be submitted by Merz and the process and timing of next steps. Following such discussions, that same day, Merz submitted a written non-binding proposal to acquire the Company for $5.00 per share in cash. The written proposal indicated that any potential transaction was subject to approval by Merz’s management board and shareholders council and the outcome of a comprehensive due diligence investigation of the Company and that such diligence and negotiation of a definitive agreement could be accomplished in 30-45 days. The letter stated that the proposal was not subject to any financing condition.

On October 9, 2009, the Board held a meeting at which J.P. Morgan provided the Board with an update on recent discussions with Merz and Bidder 1 and their respective financial advisors. At the Board’s request, J.P. Morgan discussed the advantages and disadvantages of selling the Company as compared with remaining as a standalone company. Management reported to the Board concerning the Company’s near term opportunities and challenges, including a competitive overview and near-term prospects as a standalone company. Following the presentations by J.P. Morgan and the Company’s management, the Board deliberated concerning the prospects and challenges the Company may face as a standalone company. The Board also deliberated concerning whether to continue discussions with Merz and Bidder 1. The Board directed J.P. Morgan to communicate to Merz and Bidder 1 that the Company would be open to pursuing a process toward a possible transaction, provided the parties were willing to increase the price at which they indicated an interest in a possible acquisition of the Company. The Board then considered whether to reach out to other parties that might be interested in a possible acquisition of the Company and which parties the Company might contact. The Board determined, at that time, that it was premature to reach out to other potential bidders and that the Board would consider the matter again if further interest were to be shown by the two current parties.

At the October meeting, the Board, recognizing that the current process could require frequent interaction between and among management, the Company’s legal and financial advisors, and members of the Board without significant advance notice, resolved to form an ad hoc committee (the “Strategic Transactions Committee”) comprised of three independent directors, Messrs. Martin Sutter (the Lead Director and Chairman of the Nominating and Corporate Governance Committee), Tim Lynch (the Chairman of the Audit Committee), and Jeff Nugent (the Chairman of the Compensation Committee). The Strategic Transactions Committee would have the authority to interact with management and the Company’s financial advisors (both formally, via a scheduled Committee meeting, and informally, through direct communications) regarding the current process and negotiation strategies. The full Board would remain responsible for significant deliberations regarding and ultimate approval of any transaction that should materialize.

On or around October 12, 2009, representatives from J.P. Morgan spoke with Piper Jaffray to communicate that any proposal to acquire the Company would have to be meaningfully higher than $5.00 per share in light of the Company’s recent performance.

On October 13, 2009, representatives of Merz sent a detailed due diligence request to representatives of the Company, and the Company began preparing an electronic data room that contained information and documentation requested by Merz. Merz and the Company entered into a Mutual Nondisclosure Agreement on October 20, 2009. Following the execution of such Mutual Nondisclosure Agreement, on October 20, 2009, representatives and advisors of Merz were given access to the electronic data room. At or about the same time, representatives of Piper Jaffray contacted representatives of J.P. Morgan to discuss the process and timing of a possible transaction and upcoming meetings to be held between senior management of Merz and of the Company.

On or around October 14, 2009, representatives from J.P. Morgan spoke with Bidder 1 to ascertain its level of interest in proceeding with due diligence given the Company’s expectation that a transaction would require a higher price than Bidder 1 had indicated to date. Bidder 1 indicated that it had proposed what it believed was a fair price for the Company based on its due diligence conducted earlier in the year and based on publicly available information since that time. However, given Bidder 1’s apparent serious interest in a possible acquisition of the Company and in the interest of fully exploring that interest, Bidder 1 indicated its desire to perform additional diligence to determine if it could increase its offer.

From October 20, 2009 through December 8, 2009, representatives and advisors of Merz reviewed the information and documentation contained in the data room, and the Company’s management conducted numerous in-person and telephonic meetings with representatives of Merz in connection with Merz’s due diligence review of the Company. During this time, Merz representatives also visited several of the Company’s facilities, including its manufacturing facilities in Franksville, Wisconsin and its corporate headquarters in San Mateo, California.

On October 22, 2009, members of the Company’s senior management met with senior management and representatives of Bidder 1 in J.P. Morgan’s offices in San Francisco, California. During the meeting, Mr. Basta provided Bidder 1 with additional business, product development and other corporate information. Bidder 1 was also provided with management updates showing that the Company expected to report revenue in the fiscal quarter ending September 30, 2009 that would be ahead of Wall Street analyst expectations. At this meeting, Bidder 1 and the Company entered into a new Mutual Nondisclosure Agreement.

Additionally, on October 22, 2009, representatives of Piper Jaffray contacted representatives of J.P. Morgan to discuss the agenda and timing of an upcoming meeting to be held November 2-3, 2009 among Merz, the Company and their respective representatives.

On October 26, 2009, Bidder 1’s financial advisors contacted J.P. Morgan and indicated that Bidder 1 was interested in conducting further due diligence so that it could determine whether it could improve its previous offer for the Company. Over the next several weeks representatives from J.P. Morgan coordinated additional due diligence calls between J.P. Morgan and the Company’s management and Bidder 1 and its financial advisors.

On October 28, 2009, the Strategic Transactions Committee met. The meeting also included Mr. Basta and representatives of J.P. Morgan. Messrs. Basta and J.P. Morgan updated the Strategic Transactions Committee on the status of the due diligence process underway by Merz and Bidder 1, as well as discussions with the two interested parties and their financial advisors. The Strategic Transactions Committee discussed with Mr. Basta and J.P. Morgan the level of interest each party had demonstrated. Mr. Basta and the Strategic Transactions Committee discussed whether it would now be appropriate to reach out to other parties that might be interested in a possible acquisition of the Company. The Strategic Transactions Committee discussed with J.P. Morgan a number of potential parties, including the merits of contacting such parties. The Strategic Transactions Committee then discussed the possibility that one or both of Merz and/or Bidder 1 might attempt to demand pre-signing negotiation exclusivity and the circumstances under which it would be appropriate for the Company to grant such a request. The Strategic Transactions Committee also discussed whether the Company should reach out to other possible bidders before Merz or Bidder 1 sought such exclusivity. After further discussion, the Strategic Transactions Committee instructed management and J.P. Morgan to continue negotiations and the due diligence process with Merz and Bidder 1. The Strategic Transactions Committee also directed J.P. Morgan to contact three additional parties (herein “Bidder 2,” “Bidder 3” and “Bidder 4”) to inquire about their level of interest in participating in the current sale process.

On October 30, 2009, representatives of J.P. Morgan contacted Bidder 2. On November 11, 2009, Bidder 2 entered into a nondisclosure agreement with the Company. On November 16, 2009, Mr. Basta met with representatives of Bidder 2 at its headquarters to provide it with an overview of the Company’s business, products in development, revenue projections and also to discuss certain strategic considerations relating to a possible combination with Bidder 2. Following the November 16, 2009 meeting, Bidder 2 indicated that it would consider whether to submit a formal indication of interest related to a possible acquisition of the Company. Thereafter, Bidder 2 did not seek to conduct any further due diligence, and did not submit an indication of interest in a possible acquisition of the Company.

As directed by the Strategic Transactions Committee, on November 2, 2009, representatives from J.P. Morgan contacted representatives of Bidder 3 regarding its interest in pursuing a potential transaction with the Company. Bidder 3 is affiliated with a party that had participated in both the 2007 and 2008 processes described above. J.P. Morgan communicated, at Bidder 3’s request for valuation guidance, that a proposal by Bidder 3 would likely need to be at least at the $5.00 level to enter into the due diligence process and be considered by the Board. On November 4, 2009, Bidder 3 indicated that it, in consultation with its affiliate which had been involved in the above described 2007 and 2008 processes, had deliberated and had decided to not participate in the present acquisition process due to its assessment of valuation of the Company being below the guidance level.

Bidder 4 is an affiliate of a party that had participated in the 2007 process described above. On November 3, 2009, representatives of J.P. Morgan contacted representatives of Bidder 4 to determine Bidder 4’s interest in pursuing a potential transaction with the Company. In response, Bidder 4 indicated that it was not interested in participating in the acquisition process.

On November 2 and 3, 2009, senior management of the Company, along with J.P. Morgan and the Company’s internal and outside legal counsel, held extensive in-person due diligence meetings in San Mateo, California with Messrs. Vogt and Bergler and other senior management of Merz, Piper Jaffray, and Merz’s legal and accounting advisors. During these meetings the Company provided Merz with detailed information, and a detailed review of the Company’s financial performance during the quarter ended September 30, 2009, and management’s expectations for the remainder for its fiscal year ending June 30, 2010, which reflected an upward adjustment to the Company’s previously communicated revenue projections.

On November 5, 2009, representatives of Bidder 1 contacted J.P. Morgan and requested access to the Company’s electronic data room. The Company granted access to Bidder 1 on the same day. Through December 10, 2009, representatives and advisors of Bidder 1 reviewed the information and documentation contained in the data room, and the Company’s management conducted numerous in-person and telephonic meetings with representatives of Bidder 1 in connection with Bidder 1’s due diligence review of the Company.

On November 10, 2009, Messrs. Basta and Gridley and Dennis Condon, the Company’s President and Chief Business Officer, met with Merz senior management, Messrs. Hückmann, Zügel and Vogt in San Mateo, California to participate in further due diligence meetings and in discussions of strategic considerations relating to a potential transaction between Merz and the Company.

Also on November 10, 2009, the Board held a meeting at which representatives of J.P. Morgan and the Board discussed the status of negotiations with Merz and Bidder 1, as well as the interactions with the three other parties that had been contacted. At the Board’s request, Ropes & Gray then provided the Board with another overview of its fiduciary duties regarding change of control transactions.

On November 18-19, 2009, J.P. Morgan provided Merz and Bidder 1 with the Company’s proposed form of Merger Agreement. On November 19, 2009, J.P. Morgan sent a letter to Merz and to Bidder 1 (the “Process Letter”) which provided each party with guidelines with respect to timing and procedures for submitting a definitive written proposal for an acquisition of 100% of the outstanding capital stock of the Company (a “Final Proposal”) on or before December 10, 2009. The Process Letter emphasized that a Final Proposal should represent the bidder’s best and final offer, should include a Merger Agreement in final, execution form, and that the bidder should not assume that it would have an opportunity to modify the Final Proposal, whether to re-bid at a higher purchase price or to modify other terms or conditions in the Final Proposal.

On November 25, 2009, Mr. Basta met with Mr. Zügel and other representatives of Merz management at Merz’s corporate headquarters in Germany to provide a further update on the Company and to discuss other strategic and transactional considerations including the complementary capabilities of the Company and Merz, and the commercial synergies and strategies of launching Merz’s products through the Company’s commercial organization.

On December 4, 2009, J.P. Morgan provided Merz and Bidder 1 with drafts of all relevant disclosure schedules, which were prepared by the Company.

On December 8, 2009, Mr. Zügel called Mr. Basta to indicate that Merz’s offer to acquire the Company remained at $5.00 per share in cash. At the same time, Piper Jaffray contacted J.P. Morgan and provided it with Merz’s written offer for an acquisition of the Company, including Merz’s revisions to the form of Merger Agreement provided to Merz by the Company, and a draft of a tender and support agreement for certain affiliated stockholders of the Company. Merz indicated that its proposal, including the proposed purchase price, was conditioned on final due diligence and the execution by the Company of a proposed exclusivity agreement, which was enclosed with the written offer; and the Company’s confirmation to Merz that it would use its best efforts to enter into a definitive agreement with Merz prior to December 23, 2009. The exclusivity agreement provided that the Company would agree to negotiate only with Merz until December 31, 2009 (which date would be extended until January 15, 2010 if Merz was still negotiating in good faith). Merz’s proposal contemplated a transaction structure in which a wholly-owned subsidiary of Merz would commence a tender offer for all outstanding common stock of the Company for a purchase price of $5.00 per share. Merz indicated that its offer was not subject to any financing contingency.

On December 9, 2009, J.P Morgan responded to Piper Jaffray, acknowledging receipt of the proposal submitted by Merz. At that time, J.P. Morgan conveyed the message that there were other potential parties interested in a similar combination with the Company, and noted that Merz had not followed guidance of increasing its bid to be higher than $5.00 per share, and unless the bid price was increased, the Company would not enter into an exclusivity agreement with Merz.

On December 10, 2009, Bidder 1 submitted a written proposal to acquire 100% of the outstanding stock of the Company in an all cash transaction for $5.05 per share. Bidder 1 indicated that its offer was not subject to any financing contingencies. Along with the written proposal, Bidder 1 provided a revision of the Merger Agreement that it was prepared to execute. Bidder 1 did not require that the Company agree to enter into an exclusivity agreement, or otherwise agree to negotiate exclusively with Bidder 1, prior to execution of the Merger Agreement.

On December 12, 2009, the Strategic Transactions Committee met with Messrs. Basta and Condon, and representatives of J.P. Morgan. At the request of the Strategic Transactions Committee, Mr. Basta provided the Strategic Transactions Committee with an overview of the two offers received and the discussion he had on December 8 with Mr. Zügel. At the Strategic Transactions Committee’s request, Mr. Basta and Mr. Condon also provided a report to the Strategic Transactions Committee concerning the current state of the Company’s business and shared their views concerning the terms of each bidder’s proposal. Following Mr. Basta’s and Mr. Condon’s reports, J.P. Morgan then provided the Strategic Transactions Committee with a report concerning its recent discussions with Merz and Bidder 1 and their respective financial advisors. J.P. Morgan, the Strategic Transactions Committee, Mr. Basta and Mr. Condon then deliberated concerning appropriate responses to the bidders and the relative merits of an acquisition by Merz or by Bidder 1, as compared to continuing to operate the Company as a standalone company.

On December 13 and 14, 2009, J.P. Morgan communicated with the financial advisors to Merz and Bidder 1, respectively, in an effort to get each party to increase its offer. On December 14, 2009, Mr. Zügel contacted Mr. Basta to discuss the Merz proposal and the feedback from J.P. Morgan to Merz’s financial advisor that the $5.00 per share price would need to be increased. Mr. Basta communicated to Mr. Zügel that the Board’s consideration of the Merz proposal would include consideration against a competing proposal from a third party and consideration against the value to stockholders of remaining an independent company, including the likely impact on the stock price of the Company’s financial performance in the current fiscal quarter in which revenue was running ahead of Wall Street analyst projections. Mr. Basta conveyed to Mr. Zügel that Merz would need to materially improve its proposal.

On December 15, 2009, Merz submitted a revised written proposal to acquire the Company at $5.45 per share in cash, indicating that this was its “last and final” offer for the Company. The revised proposal was specifically conditional on the Company executing an exclusivity agreement with Merz. In exchange for granting exclusivity to Merz, Merz stated that it would reaffirm its commitment to execute a definitive merger agreement before December 24, 2009.

On December 15, 2009, representatives of Bidder 1 provided representatives of J.P. Morgan with additional due diligence requests. J.P. Morgan communicated with the financial advisor of Bidder 1 and with management of Bidder 1 that it would need to materially improve its proposal and that the Board would be meeting on December 16 to consider a proposal from another party that was requesting exclusivity.

On December 16, 2009, financial advisors to Bidder 1 provided to J.P. Morgan an oral proposal stating that Bidder 1 was prepared to pay $5.15 per share in cash to acquire the Company. In response, J.P. Morgan communicated to Bidder 1 that $5.15 per share was too low and would not likely prevail based on Board views of the Company’s strategic alternatives and based on the fact that the Company had received a higher bid from another bidder.

On December 16, 2009, the Board held a meeting which was attended by J.P. Morgan. J.P. Morgan updated the Board on the status of communications with Merz and Bidder 1 and provided advice to the Board concerning the two outstanding bids and concerning the Company’s strategic alternatives. The Board deliberated concerning Merz’s offer to acquire the Company at a per share price of $5.45. J.P. Morgan reported that, based on the analysis it had conducted to date, it was believed that it could deliver a fairness opinion at a price of $5.45 per share. Each member of the Board expressed his opinion regarding the offer. The Board also asked Messrs. Basta and Condon to discuss management’s perspective on the proposed transaction. The Board then discussed Merz’s request for an exclusivity agreement. The Board determined that the Company should proceed to negotiate with Merz based upon the proposed offer and attempt to reach agreement with Merz, but that the Company should only provide exclusivity to Merz if necessary.

Immediately following the December 16, 2009 Board meeting, J.P. Morgan communicated to Piper Jaffray that the Board was not prepared to provide exclusivity at the current per share price proposed by Merz, but that the Company was prepared to move forward with negotiations on the Merger Agreement and attempt to finalize an agreement with Merz.

On December 17, 2009, Mr. Zügel contacted Mr. Basta to communicate that Merz would agree to move forward on a non-exclusive basis and to arrange for the completion by Merz of all outstanding due diligence.

Between December 17 and December 23, 2009, the Company provided additional diligence information and arranged additional meetings with Company management in order to permit Merz to complete its outstanding due diligence. As part of this final diligence process, the Company provided Merz with, among other items, financial reports for October and November 2009. The parties continued to negotiate the Merger Agreement during this period.

On December 19, 2009, representatives of Merz sent to Mr. Basta term sheets that outlined the terms being proposed by Merz with respect to the employment after the closing of Messrs. Basta, Condon and Gridley, and on December 22, 2009, representatives of Merz sent offer letters regarding the employment proposals for Messrs Basta, Condon and Gridley.

Through discussions between management of the Company and members of the Strategic Transactions Committee, it was determined that the Board would need additional time to review the expected financial results for the quarter and the possible effect of those results on management’s projections of the Company’s possible future financial performance. A meeting of the Board was scheduled for December 24, 2009 to deliberate further on the proposed transaction and to discuss management’s revised financial projections.

On December 23, 2009 Mr. Basta communicated to Mr. Zügel that the Board would likely not be prepared at its December 24, 2009 meeting to make a determination as to whether to proceed with the merger due to the need for additional time to evaluate the expected financial results for the fiscal quarter ending December 31, 2009. Through a series of conversations, Merz communicated with the Company that it would be willing to extend the expiration date of its offer from December 24 to December 31, 2009. In exchange, Merz requested that the Company negotiate exclusively with Merz for this one-week period.

On December 24, 2009, the Board met and further deliberated concerning a potential sale of the Company to Merz. Mr. Basta provided the Board with an update concerning the status of the negotiations with Merz and the lack of further communications from Bidder 1 since J.P. Morgan indicated to Bidder 1 that its proposal of December 16, 2009 was insufficient to proceed. Mr. Basta provided the Board with an update regarding the status of the Polidocanol approval process with the Food and Drug Administration (“FDA”), indicating that the FDA could approve this new product possibly as early as January or February 2010. Mr. Basta reviewed recent financial performance and expectations for the quarter and half-year ending December 31, 2009. Mr. Basta noted that financial performance for the fiscal quarter ending December 31, 2009 was expected to be significantly better than Wall Street analyst expectations and management’s own projections from earlier in the quarter. Mr. Basta then discussed the implications of this improved financial performance for the Company’s projections of possible future performance. The Board, Mr. Basta and J.P. Morgan then discussed the extent to which both Merz and Bidder 1 were aware of the current expectations for the Company’s financial performance in the fiscal quarter ending December 31, 2009. Mr. Basta reported that Merz and Bidder 1 were aware that the Company projected that it would significantly exceeded Wall Street analyst, and prior management, expectations, and had reviewed the strong financial performance of the Company from October and November 2009. J.P. Morgan confirmed that, based upon discussions with management about the performance of the Company in October and November 2009, J.P. Morgan had provided management’s October and November revenue updates to both Merz and Bidder 1 prior to submission of the December 8 and 10, 2009 proposals that showed that the Company would deliver revenue in the fiscal quarter ending December 31, 2009 that would be well ahead of Wall Street analyst expectations. Mr. Basta then led the Board through a review of the three-year projections under development by management and contemplating various possibilities concerning operating, regulatory, competitive and economic conditions. The Board then deliberated concerning the various strategic alternatives available to the Company and the relative merits of the proposed transaction in view of the expected results for the fiscal quarter ending December 31, 2009. The Board next discussed Merz’s request for exclusivity for one week, through December 31, 2009. The Board noted that, although the Company had not provided exclusivity up to this point, the request for a short period of exclusivity at this stage, given Merz’s increase in price, and given that there had been no recent communications with Bidder 1 or any other potential bidders, was an appropriate step to take in order to continue the process with Merz and preserve the ability to accept Merz’s offer. The Company granted exclusivity to Merz through December 31, 2009.

On December 28, 2009, the Board met to continue its deliberations concerning a potential transaction with Merz. At the request of the Board, Mr. Basta presented management’s financial projections and reviewed with the Board certain of the contingencies that could affect whether the projections are achieved or not. J.P. Morgan provided the Board a financial analysis of the offer. J.P. Morgan reported that it had carefully reviewed the expected results for the fiscal quarter ending December 31, 2009, along with management’s revised three-year projections and that, following that review, J.P. Morgan is prepared to render an opinion that the proposed consideration to be paid by Merz to the holders of the Company’s common stock is fair, from a financial point of view, to such holders. The Board directed Mr. Basta, J.P. Morgan and Ropes & Gray to communicate to Merz that the Company remained in active deliberation concerning the proposed transaction and would reconvene on December 30, 2009 to resume its deliberations.

Immediately following the Board meeting, representatives of Ropes & Gray communicated to Merz’s legal counsel that the Board would be continuing its deliberations and that there could be no assurances that the Company would be prepared to execute a merger agreement at or around the close of the financial markets on Wednesday, December 30, 2009, which was the date set by Merz as the proposed signing date.

On December 29, 2009, Merz’s outside legal advisors delivered a letter on behalf of Merz to the Company’s Board. The letter stated that the increase in price at which Merz would consider pursuing a potential transaction with the Company, from $5.00 per share to $5.45 per share, was undertaken, in part, based on Merz’s analysis of the Company’s recent positive financial performance and projections that could be modeled for the future based on that recent financial performance. The letter reiterated that the proposed $5.45 price was Merz’s “final and best offer” and that the offer would remain open only through December 31, 2009, at which time, Merz would terminate any negotiations on the proposed transaction.

On December 30, 2009, the Board continued its deliberations concerning a potential transaction with Merz. Mr. Basta and Ropes & Gray provided an update on the status of the negotiations on the terms of the Merger Agreement, and other pre-signing matters. J.P. Morgan confirmed that there had been no significant changes to the financial models or related estimates since the Board’s previous meeting on December 28, 2009. Messrs. Basta, and the Company’s financial and legal advisors discussed the communications with Merz and its advisors since the previous Board meeting. Ropes & Gray described that per the instructions it had received in connection with the previous Board meeting, it had delivered a message to Merz’s legal counsel regarding the Board’s continuing active deliberation. Messrs. Basta and the Company’s legal and financial advisors all confirmed that their respective subsequent communications with Merz, its legal counsel and Piper Jaffray, as well as Merz’s December 29, 2009 letter, all were consistent in confirming that Merz’s offer of $5.45 per share was its final and best offer, and that such offer would be rescinded in the event that the Merger Agreement was not executed by December 31, 2009. The Board then engaged in a detailed discussion concerning the price of Merz’s offer and whether or not to approve the transaction. The members of the Board each discussed the advantages and disadvantages of accepting Merz’s offer, including the balancing of certainty of immediate value for the Company’s stockholders with the operating, regulatory, competitive, and economic risks facing the Company over the short- and long-term. The Board also extensively discussed the financial analysis presented by J.P. Morgan and the comparability of the 58% premium to the Company’s closing stock price on December 24, 2009 offered by Merz to other similar transactions. The Board also noted the low post-signing barriers to a topping bidder contained in the Merger Agreement. After such deliberations were concluded, the Board requested that J.P. Morgan deliver its fairness opinion regarding the proposed transactions. J.P. Morgan delivered an oral opinion to the Board, which was subsequently confirmed by delivery of the opinion in writing that as of such date and based upon and subject to the factors, assumptions, qualifications and limitations set forth therein, that the per share consideration to be paid to the holders of the Company common stock in the proposed Offer and the Merger (together and not separately, the “Transaction”) is fair, from a financial point of view, to such holders. After discussion, the Board unanimously determined that the Offer and the Merger were fair to, and in the best interests of, the stockholders of the Company, approved the Offer and the Merger, adopted the Merger Agreement, resolved to recommend that the Company’s stockholders tender their Shares in the Offer and authorized management to finalize and execute the Merger Agreement by the close of business on December 31, 2009.

Following the close of the trading markets on the afternoon of December 31, 2009, the Company and Merz executed and delivered the Merger Agreement and related documents. Prior to the reopening of the trading markets, in the early morning of January 4, 2010, the Company and Merz issued a joint press release announcing the execution of the Merger Agreement.

Reasons for Recommendation.

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, the Board consulted with the Company’s management and legal and financial advisors and, in unanimously recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer and, if applicable, adopt the Merger Agreement, the Board considered a number of factors that militated in favor of recommending the transactions contemplated by the Merger Agreement, including the following:

•

Financial Condition and Prospects of the Company; Economic Conditions. The Board has knowledge and familiarity with the Company’s business, financial condition and results of operations, as well as the Company’s financial outlook and prospects if it were to remain an independent company. The Board discussed and deliberated at length concerning the Company’s current financial outlook, including the risks associated with achieving and executing the Company’s business plan and strategy. The Board considered the Company’s projected revenues and operating expenses and the current and expected conditions in the general economy and in the industry in which the Company operates. The Board discussed the challenges posed to the Company’s core dermal filler business that created risks to the Company’s ability to accurately gauge its ability to hold or increase its market share. Based on these considerations, the Board believed that the $5.45 per Share consideration in the Offer and the Merger would result in greater value to the Company’s stockholders than pursuing its current business plan as a standalone company.

•

Company Financial Forecasts. The Board examined the financial projections set forth in the forecasts described below under the heading “Financial Projections” and considered the discussion of management concerning them.

•

Competitive Environment. The Board considered the competitive environment in which the Company operates and the competitive challenges facing the Company if it remained as an independent company, especially given that many of the Company’s competitors have significantly greater financial resources, more experience, a longer term reputation in the aesthetics market and broader aesthetic product offerings than the Company, and enjoy sales and marketing advantages that could influence patients and physicians to choose their products over those of the Company, regardless of relative safety and effectiveness of the products.

•

Historical Trading Prices; Premium to Market Price. The Board reviewed the historical market prices, volatility and trading information with respect to the Shares, including the fact that the Offer Price represented a premium of 55% over the Company’s 30-day average closing stock price, and a premium of 60% over the closing price of the Common Stock on December 31, 2009, the last trading day prior to announcement.

•

Cash Tender Offer; Timing of Closing; Certainty of Value. The Offer provides for a cash tender offer for all Shares held by Company stockholders to be followed by the Merger for the same consideration, thereby enabling Company stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares and eliminating any uncertainties in valuing the Merger consideration to be received by the Company stockholders. The Board also considered Merz’s size and financial position, and its ability to pay the Offer Price and Merger Consideration without the need for any external financing.

•

Strategic Alternatives. The Board considered the recent evaluations by the Board of the Company’s strategic alternatives, including the alternative of remaining independent or being acquired by another company. The Board also considered the risks inherent with those strategies, including risks relating to the Company’s ability to successfully develop its current product candidates and potential continuing regulatory risks.

•

Opinion and Financial Presentation of J.P. Morgan. The Board considered the financial analyses of J.P. Morgan presented to the Board at its meeting on December 30, 2009 and J.P. Morgan’s opinion to the Board (presented orally on December 30, 2009 and confirmed in a written opinion dated

December 31, 2009) to the effect that, as of such date, and based upon and subject to the factors, assumptions, qualifications and limitations set forth in its written opinion, the per share consideration to be paid to the holders of Common Stock in the proposed Transaction was fair, from a financial point of view, to such holders. The full text of the written opinion of J.P. Morgan, dated December 31, 2009, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with its opinion, is attached as Annex II to this Schedule 14D-9 and incorporated herein by reference.

•

Negotiations with Merz. The Board considered the course of negotiations between the Company and Merz, resulting in an increase in the price per Share offered by Merz from $5.00 per Share to $5.45 per Share, and a reduction in the size of the termination fee from 4% of the equity value of the Transaction to approximately 2.8% of the equity value of the Transaction, and the Board’s belief based on these negotiations that this was the highest price per Share that Merz was willing to pay. The Board also considered the substantial increase this price represented in comparison to the up to $2.75 per share price proposed by Bidder 1 in March 2009.

•

Merger Agreement Terms and Conditions. The Board reviewed, considered and discussed with the Company’s management and legal and financial advisors the terms and conditions of the Merger Agreement, including the respective representations, warranties, covenants and termination rights of the parties. The matters considered included the following:

•	Merz’s financial strength and the fact that Merz’s and Offeror’s obligations under the Offer are not subject to any financing condition.

•

The Board considered the termination fee provisions of the Merger Agreement and determined that they likely would not be a deterrent to competing offers that might be superior to the Offer and the Merger. The Board considered that the termination fee of $8.0 million was equal to approximately 2.8% of the Company’s equity value in the Transaction (including Common Stock and cash out of Stock Options), which the Board believed to be reasonable and not a fee that would likely deter the making of a Superior Proposal (as defined in the Merger Agreement).

•	The availability of appraisal rights with respect to the Merger for Company stockholders who properly exercise their rights under Delaware Law.

•	The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement, and the absence of significant required regulatory approvals.

•

The provisions in the Merger Agreement allowing the Company, subject to certain conditions as set forth in the Merger Agreement, to enter into a written agreement concerning a Superior Proposal (as defined in the Merger Agreement).

•

The provisions in the Merger Agreement allowing the Board, subject to certain conditions set forth in the Merger Agreement, to change its recommendation to the Company’s stockholders with respect to the Offer and Merger if failure to take such action would be inconsistent with the Board’s fiduciary duties.

•	The provisions in the Merger Agreement allowing the Company to terminate the Merger Agreement if the Offer has not been consummated prior to April 30, 2010.

The Board also considered a number of uncertainties and risks in their deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the following:

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Restrictions; Termination Fee. The restrictions that the Merger Agreement imposes on actively soliciting competing bids, and the potential effect that the termination fee may have in deterring other potential acquirers from proposing alternative transactions.

•

Failure to Close. The conditions to Merz’s and Offeror’s obligation to accept the tendered Shares in the Offer and consummate the Merger, and the possibility that such conditions may not be satisfied. The fact that, if the Merger is not completed, the Company’s officers and other employees will have expended extensive time and effort attempting to complete the Transaction and will have experienced significant distractions from their work during the pendency of the Transaction. The fact that, if the Merger is not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of customers and employees.

•

Pre-Closing Covenants. Under the terms of the Merger Agreement, the Company agreed that it will carry on in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior consent of Merz.

•

Cash Consideration. The fact that, subsequent to consummation of the Merger, the Company will no longer exist as an independent public company and that the cash transaction prevents the Company’s stockholders from being able to participate in any value creation that the Company could generate going forward, as well as any future appreciation in value of the combined company.

•	Taxation. The fact that gains from the Transaction would be taxable to the Company’s stockholders for U.S. federal income tax purposes.

•

Interests of the Board and Management. The executive officers and directors of the Company may have interests in the Transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s stockholders. See Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”).

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors.

Financial Projections.

The Company’s management prepared certain non-public financial projections relating to the Company under alternative scenarios, referred to as “Management Case 1” and “Management Case 2.” These projections were presented to the Board by management during the course of deliberations regarding the Offer and the Merger, and were also provided to J.P. Morgan, as described below.

Management Case 1 is summarized below (in millions, except per share amounts):

	Fiscal Year Ended June 30,
	2009	2010	2011	2012
	(actual)	(estimate)	(estimate)	(estimate)
Total Revenues	$66.5	$83.0	$99.4	$118.5
Total Operating Expenses	$74.3	$68.3	$74.8	$84.5
Operating Income (Loss)	$(19.5)	$2.2	$9.4	$15.6

Management Case 1 was based on assumptions that product development programs may take longer, require additional clinical studies, or require further product refinement than currently planned; or that future product launches may provide less revenue than assumed in Management Case 2. Management Case 1 assumed, among other things, that (1) revenues for sales of RADIESSE Dermal Filler in its current indications would grow at a rate of approximately 24% in fiscal year 2010, 15% in fiscal year 2011 and 14% in fiscal year 2012; (2) the FDA does not approve a pre-market approval (PMA) supplement for RADIESSE Dermal Filler for Hand Augmentation based upon the initial trial and may request an additional study prior to approval; (3) the Company is unsuccessful in gaining approval for an aesthetic product currently under development which has not yet been tested in human clinical trials; (4) revenues for sales of all of the Company’s products would grow at a rate of approximately 25%, 20% and 19% in fiscal years 2010, 2011 and 2012, respectively; (5) conservative adoption of Polidocanol (approximately 50%, 66% and 75% of revenue projected in Management Case 2 for fiscal years 2010, 2011 and 2012, respectively); and (6) modest operating expense growth commensurate with the lower revenue growth rates set forth in Management Case 1.

Management Case 2 is summarized below (in millions, except per share amounts):

	Fiscal Year Ended June 30,
	2009	2010	2011	2012
	(actual)	(estimate)	(estimate)	(estimate)
Total Revenues	$66.5	$84.0	$109.3	$146.7
Total Operating Expenses	$74.3	$68.3	$78.5	$90.5
Operating Income (Loss)	$(19.5)	$2.8	$13.4	$32.0

Management Case 2 was based on assumptions that all of the Company’s current product development programs are successfully completed on the current schedule and that the revenue from each of these new product development or new indication programs is consistent with the individual project plans for those programs. Management Case 2 assumed, among other things, that (1) revenues for sales of RADIESSE Dermal Filler in its current indications would grow at a rate of approximately 24% in fiscal year 2010, 15% in fiscal year 2011 and 17% in fiscal year 2012; (2) the FDA approves the pre-market approval (PMA) supplement for RADIESSE Dermal Filler for Hand Augmentation in the first half of Fiscal 2011; (3) the Company launches an aesthetic product currently under development in Europe in the second half of fiscal year 2011 and in the United States in late fiscal year 2012; (4) revenues for sales of all of the Company’s dermal filler products would grow at a rate of approximately 24%, 25% and 32% in fiscal years 2010, 2011 and 2012, respectively; (5) the FDA approves and the Company commercially launches Polidocanol in the U.S. in the second half of fiscal year 2010, with higher revenues in each year than in Management Case 1; and (6) operating expense growth is closely controlled, but grows more than in Management Case 1 to support higher revenue, although the overall cost of sales and marketing as a percentage of revenue more quickly declines due to the faster overall revenue growth in Management Case 2.

There is no guarantee that any projections will be realized, or that the assumptions on which they are based will prove to be correct. The Company’s stockholders are cautioned not to place undue reliance on the projections included in this Schedule 14D-9.

The Company does not as a matter of course make public any projections as to future performance or earnings, other than occasional limited guidance for periods no longer than one year, and the projections set forth above are included in this Schedule 14D-9 only because this information was provided to J.P. Morgan. The projections set forth above were relied upon by J.P. Morgan, with the Company’s consent, in performing its financial analysis of the Company for the purpose of delivering its fairness opinion, as noted below. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and the Company’s independent registered public accounting firm has not examined, compiled or otherwise applied procedures to the projections and accordingly assumes no responsibility for them. The Company’s internal financial forecasts, upon which the projections were based in part, are, in general, prepared solely for internal use, such as budgeting and other management decisions, and are subjective in many respects. As a result, these internal financial forecasts are susceptible to interpretations and periodic revision based on actual experience and business developments. The projections reflect numerous assumptions made by the management of the Company and general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond the Company’s control. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

The Company expects that there will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections due to numerous risks and uncertainties, including but not limited to the important factors listed under “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended June 30, 2009. All projections are forward-looking statements, and these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in the Company’s Form 10-K and the Company’s subsequent SEC filings.

The inclusion of the above projections should not be regarded as an indication that any of the Company, Merz or their respective affiliates, representatives or advisors considered or consider the projections to be a prediction of actual future events, and the projections should not be relied upon as such.

None of the Company, Merz or any of their respective affiliates, representatives or advisors intends to update or otherwise revise the projections or information based thereon to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

(c) Intent to Tender.

To the Company’s knowledge after reasonable inquiry, all of the Company’s executive officers, directors, affiliates and subsidiaries currently intend to tender all Shares held of record or beneficially by them pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate and subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(d) Opinion of J.P. Morgan Securities Inc.

Pursuant to an engagement letter dated December 22, 2009 (the “J.P. Morgan Engagement Letter”), the Company retained J.P. Morgan to act as its financial advisor in connection with a possible transaction. At the meeting of the Board on December 30, 2009, J.P. Morgan rendered its oral opinion, subsequently confirmed in writing, to the Board to the effect that, as of such date, and based upon and subject to the factors, assumptions, qualifications and limitations set forth in J.P. Morgan’s written opinion, the per share consideration to be paid to the holders of Common Stock in the Transaction was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan, dated December 31, 2009, which sets forth the assumptions made, matters considered and limitations on the review undertaken by J.P. Morgan in rendering its opinion, is attached as Annex II to this Schedule. The Company encourages you to read the opinion carefully in its entirety. J.P. Morgan’s written opinion was addressed to the Board, was directed only to the fairness, from a financial point of view, of the per share consideration to be paid to the holders of Common Stock in the Transaction, and does not constitute a recommendation to any Company stockholder as to whether such stockholder should tender its shares into the Offer or how such stockholder should vote with respect to the Transaction or any other matter. The per share consideration to be paid to the holders of Common Stock in the Transaction was determined in negotiations between the Company and Parent, and the decision to approve and recommend the Transaction was made independently by the Board. The issuance of J.P. Morgan’s opinion has been approved by a fairness opinion committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth herein is qualified in its entirety by reference to the full text of the written opinion.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft dated December 30, 2009 of the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•

compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•

compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Common Stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of rendering its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry. In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with it by the Company or otherwise reviewed by or for it, and J.P. Morgan did not independently verify (nor did it assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct, and was not provided with, any valuation or appraisal of any assets or liabilities, nor did it evaluate the solvency of the Company, under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it or derived therefrom, J.P. Morgan assumed that such analyses and forecasts had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expresses no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan has also assumed that the Transaction and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement, and that the definitive Merger Agreement will not differ in any material respects from the draft thereof furnished to it. J.P. Morgan has also assumed that the representations and warranties made by the Company in the Merger Agreement and the related agreements are and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and has relied on the assessments made by advisors to the Company with respect to such matters. J.P. Morgan has further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of its opinion. Subsequent developments may affect the opinion, and J.P. Morgan does not have any obligation to update, revise or reaffirm its opinion. J.P. Morgan’s opinion was limited to the fairness, from a financial point of view, of the per share consideration to be paid to the holders of Common Stock in the Transaction, and J.P. Morgan expressed no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the per share consideration to be received by the holders of Common Stock in the Transaction or with respect to the fairness of any such compensation.

The projections furnished to J.P. Morgan for the Company were prepared by or at the direction of the management of the Company. The Company does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Transaction, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand J.P. Morgan’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses. All market data used by J.P. Morgan in its analyses was as of December 24, 2009.

Public Trading Multiples

Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to the Company’s business. These companies were selected, among other reasons, because they share similar business characteristics to the Company based on operational characteristics and financial metrics. The companies selected by J.P. Morgan were divided into two groups: (1) Dermatology/Aesthetics; and (2) Small Cap Medtech. The companies in the Dermatology/Aesthetics group had market capitalizations ranging from approximately $99 million to $19.6 billion. The companies in the Small Cap Medtech group had market capitalizations ranging from approximately $207 million to $925 million. Approximately half of the companies in each comparison group had market capitalizations under $300 million. The groups were comprised of the following companies:

•	Dermatology/Aesthetics

•	Allergan Inc.

•	Anika Therapeutics Inc.

•	Medicis Pharmaceutical Corp.

•	Obagi Medical Products Inc.

•	Small Cap Medtech

•	AngioDynamics Inc.

•	ATS Medical Inc.

•	Biosensors International Group Ltd.

•	Conceptus Inc.

•	Somanetics Corp.

•	Stereotaxis Inc.

•	Volcano Corp.

None of the companies utilized in the analysis were identical to the Company. Accordingly, a complete analysis of the results of the following calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning the differences in the financial and operating characteristics of the companies compared to the Company’s and other factors that could affect the public trading value of the companies and the Company.

Using publicly available information, J.P. Morgan calculated the firm value to revenue multiples for each of the selected companies. For purposes of this analysis, a company’s firm value was calculated as the diluted equity value using the treasury stock method based on options outstanding as of that company’s latest filings as of the date of J.P. Morgan’s opinion plus the value of such company’s indebtedness and minority interests and preferred stock as of that company’s latest filings as of the date of J.P. Morgan’s opinion, minus such company’s cash, cash equivalents and marketable securities as of the company’s latest filings as of the date of J.P. Morgan’s opinion. The firm value was divided by publicly available equity research projections of future calendarized year revenues for 2010, which is referred to below as “2010 Revenue,” to derive trading multiples for each company.

Based on the results of this analysis and other factors that J.P. Morgan considered appropriate, J.P. Morgan applied a Firm Value/2010 Revenue multiple range of 1.30x to 3.25x to the Company’s 2010 Revenue and then calculated the Company’s equity value per share. J.P. Morgan also calculated the Company’s equity value per share implied by the median multiples of the two trading groups. In performing these calculations, J.P. Morgan used three sets of financial forecasts: (1) the “Street Case” based on consensus estimates of Wall Street analysts; (2) “Management Case 1” provided by the Company; and (3) “Management Case 2” provided by the Company. This analysis showed the following:

	Implied Per Share Value
Multiple	Street Case	Management Case 1	Management Case 2
Reference Range (1.30x-3.25x)	$2.85-$5.65	$3.15-$6.35	$3.30-$6.70
Dermatology/Aesthetics Median (2.02x)	$3.90	$4.35	$4.55
Small Cap Medtech Median (2.97x)	$5.25	$5.90	$6.20

All values presented were rounded to the nearest $0.05. In each case, J.P. Morgan compared the implied equity values per share to the per share consideration of $5.45 in cash to be paid to the holders of Common Stock in the Transaction and the $3.45 per share closing price of the Common Stock as of December 24, 2009.

Selected Transactions Analysis

Using publicly available information, J.P. Morgan reviewed the following precedent transactions involving businesses which J.P. Morgan judged to be analogous to the Company’s business. These transactions were selected, among other reasons, because the businesses involved in these transactions share similar business characteristics to the Company based on operational characteristics and financial metrics. The transactions reviewed ranged in value from $95 million to $1.1 billion, with approximately half of such transactions having values under $300 million. The transactions considered and the date each transaction was announced were as follows:

Target	Acquirer	Month and Year Announced
Radi Medical Systems	St. Jude Medical	December 2008
Mentor	Johnson and Johnson	December 2008
Abbott Spine	Zimmer Holdings	September 2008
Reliant Technologies	Thermage	July 2008
Datascope (patient monitoring business)	Mindray Medical	March 2008
Lifecore Biomedical	Warburg Pincus & Co.	January 2008
Mentor (surgical urology unit and clinical and consumer healthcare)	Coloplast	March 2006
Sola International	Carl Zeiss & EQT	December 2004
MedSource Technologies	UTI	April 2004

Using publicly available estimates, J.P. Morgan reviewed the transaction value as a multiple of (1) the target company’s revenue for the twelve-month period immediately preceding announcement of the transaction (“LTM Revenue”), which is referred to below as “Firm Value/LTM Revenue,” and (2) to the extent available, the target company’s revenue for the twelve-month period immediately following the announcement of the transaction (“FTM Revenue”), which is referred to below as “Firm Value/FTM Revenue.” Based on the results of this analysis and other factors that J.P. Morgan considered appropriate, J.P. Morgan applied a Firm Value/LTM Revenue multiple range of 1.20x to 3.10x to the Company’s LTM Revenue, and a Firm Value/FTM Revenue multiple range of 1.10x to 3.10x to the Company’s FTM Revenue. This analysis showed the following:

Implied Per Share Value
Benchmark	Street Case	Management Case 1	Management Case 2
Firm Value/LTM Revenue (1.20x-3.10x)	$2.55-$5.00	$2.60-$5.15	$2.60-$5.15
Firm Value/FTM Revenue (1.10x-3.10x)	$2.55-$5.45	$2.80-$6.10	$2.90-$6.45

All values presented were rounded to the nearest $0.05. In each case, J.P. Morgan compared the implied equity values per share to the per share consideration of $5.45 in cash to be paid to the holders of Common Stock in the Transaction and the $3.45 per share closing price of the Common Stock as of December 24, 2009.

It should be emphasized that no company utilized in the analysis above is identical to the Company and no transaction is identical to the Transaction.

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the implied diluted equity value per share of the Common Stock. J.P. Morgan calculated the free cash flows that the Company is expected to generate during the second half of fiscal year 2010 through fiscal year 2019 based upon the two sets of financial projections prepared by the management of the Company for the fiscal years 2010, 2011 and 2012, Management Case 1 and Management Case 2. In arriving at the implied equity values per share of the Common Stock, J.P. Morgan calculated terminal values as of June 30, 2019 by applying, based upon J.P. Morgan’s judgment and experience, a range of perpetual revenue growth rates from 2.5% to 3.5%. The free cash flows from December 31, 2009 through June 30, 2019 and the terminal values were then discounted to present values using a range of discount rates from 13.0% to 15.0% and added together in order to derive the firm value for the Company. This discount range was based upon an analysis of the weighted-average cost of capital of the Company conducted by J.P. Morgan and was applied using the mid-year convention for discounting. In calculating the estimated diluted equity value per share, J.P. Morgan adjusted the firm value for the Company’s excess cash and total debt as of September 30, 2009 and divided by the diluted shares outstanding of the Company. Based on the foregoing, this analysis indicated an implied equity value per share of the Common Stock of $3.30 to $4.15 under Management Case 1 and $4.80 to $6.15 under Management Case 2, compared in each case to the per share consideration of $5.45 in cash to be paid to the holders of Common Stock in the Transaction and the $3.45 per share closing price of the Common Stock as of December 24, 2009.

General

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented or utilized by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying its analyses and opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the results of all its analyses as a whole and made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. Analyses based on forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed was identical to the Transaction. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Transaction. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company and the transactions compared to the Transaction.

The opinion of J.P. Morgan was one of the many factors taken into consideration by the Board in making its determination to approve the Transaction. The analyses of J.P. Morgan as summarized above should not be viewed as determinative of the opinion of the Board with respect to the value of the Company, or of whether the Board would have been willing to agree to different or other forms of consideration.

As a part of its investment banking and financial advisory business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise the Company and deliver an opinion to the Board with respect to the Transaction on the basis of such experience.

During the two years preceding the date of J.P. Morgan’s written opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with the Company, for which it or such affiliates received customary compensation, including as the lead bookrunner and stabilization agent for the Company’s November 2007 initial public offering and acting as financial advisor to the Company for past prospective transactions. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or Parent for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in those securities.

For a description of the terms of J.P. Morgan’s engagement as the Company’s financial advisor, see the discussion set forth in Item 5 below.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Company engaged J.P. Morgan to act as its financial advisor in connection with the Offer and the Merger. Pursuant to the J.P. Morgan Engagement Letter, the Company has agreed to pay J.P. Morgan a fee of $3.9 million, $2.9 million of which will become payable only if the proposed Transaction is consummated. In addition, the Company also agreed to indemnify J.P. Morgan for certain liabilities arising out of its engagement. Additional information pertaining to the retention of J.P. Morgan by the Company is set forth in Item 4 under the heading “Opinion of J.P. Morgan Securities Inc.”

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

Except as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company’s knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

On November 5, 2009, pursuant to his 10b5-1 sales plan, Steve Basta automatically exercised options to purchase 20,000 shares of Common Stock at an exercise price of $0.45 per share and automatically sold such shares at a weighted average sales price of $4.08555.

On December 1, 2009, the Company issued options to purchase an aggregate amount of 17,000 shares of Common Stock pursuant to the Company’s 2007 Equity Incentive Plan to new hire, non-executive employees at a per share price of $3.70.

On December 10, 2009, the Company issued options to purchase an aggregate amount of 40,000 shares of Common Stock pursuant to the provisions of the Company’s 2007 Equity Incentive Plan, which provide for an automatic and non-discretionary formula award grant, on the date of each annual meeting, to the Company’s outside directors, as follows:

Name/Title	Date	Nature of Transaction	Number of Shares	Price per Share
Chris Dennis, Director	12/10/2009	Stock Option (Right to Buy)	10,000	$3.61
Tim Lynch, Director	12/10/2009	Stock Option (Right to Buy)	10,000	$3.61
Jeff Nugent, Director	12/10/2009	Stock Option (Right to Buy)	10,000	$3.61
Kevin Sidow, Director	12/10/2009	Stock Option (Right to Buy)	10,000	$3.61

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the first and second paragraphs of this Item 7.

Item 8.	Additional Information.

(a) Financial Results for Quarter ended December 31, 2009; Product Pipeline Update.

On January 15, 2010, the Company issued a press release regarding the Company’s recent financial results and also providing a product pipeline update. The press release is filed as Exhibit (a)(2)(A) hereto and is incorporated herein by reference. In the press release, the Company announced its financial results for the quarter ended December 31, 2009, which is the Company’s second quarter of fiscal 2010. The following tables present unaudited summary financial information for the three and six months ended December 31, 2009 and 2008, unaudited condensed consolidated balance sheet information as of December 31, 2009, and audited condensed consolidated balance sheet information as of June 30, 2009. The Company derived the condensed consolidated balance sheet as of June 30, 2009 from the audited consolidated financial statements at that date.

SUMMARY OF OPERATIONS (unaudited)

(in thousands, except per share data)

	Three months ended December 31,		Six months ended December 31,
	2009	2008	2009	2008
Net sales	$21,785	$16,686	$40,057	$32,357
Cost of sales	3,098	2,813	5,788	5,537

Gross profit	18,687	13,873	34,269	26,820

Operating (income) expenses:
Sales and marketing	13,022	15,685	24,209	30,915
Research and development	2,072	2,871	4,926	5,233
General and administrative	2,071	3,138	4,019	6,215
Gain from escrow settlement, net	(1,681)	—	(1,681)	—
Pre-acquisition costs	1,505	—	1,505	—

Total operating expenses	16,989	21,694	32,978	42,363

Other income (expenses), net
Interest income, net	17	212	38	539
Other expenses, net	(42)	(215)	(165)	(572)

Income (loss) before income taxes	1,673	(7,824)	1,164	(15,576)

Provision for income taxes	89	59	138	101

Net income (loss)	$1,584	$(7,883)	$1,026	$(15,677)

Net income (loss) per share, basic	$0.03	$(0.17)	$0.02	$(0.34)
Net income (loss) per share, diluted	$0.03	$(0.17)	$0.02	$(0.34)
Weighted-average number of shares used in computing income (loss) per share calculation, basic	46,508	46,327	46,461	46,324
Weighted-average number of shares used in computing income (loss) per share calculation, diluted	50,018	46,327	49,249	46,324

BIOFORM MEDICAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2009	June 30, 2009
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$46,102	$42,162
Accounts receivable, net of allowance for doubtful accounts of $1,184 at December 31, 2009 and $1,343 at June 30, 2009	13,130	12,034
Inventories	4,558	4,894
Prepaid royalties	1,354	1,259
Prepaid other	1,204	1,249
Other current assets	293	357

Total current assets	66,641	61,955
Property and equipment, net	7,029	7,599
Long-term prepaid royalties	1,069	1,869
Intangible assets, net	5	5
Other assets	254	239

Total assets	$74,998	$71,667

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,621	$1,297
Deferred revenue	57	515
Accrued royalty expense	339	299
Accrued liabilities	6,952	5,866
Capital lease obligations, current portion	32	41

Total current liabilities	9,001	8,018
Capital lease obligations, long-term portion	40	28

Total liabilities	9,041	8,046
Total stockholders’ equity	65,957	63,621

Total liabilities and stockholders’ equity	$74,998	$71,667

Hand Augmentation PMA Supplement

In August 2009, the Company submitted to the FDA a pre-market approval application supplement (PMA-S) for use of RADIESSE dermal filler in Hand Augmentation. The Hand Augmentation PMA-S was based on three-month data from a 101-patient clinical study conducted by the Company to evaluate the use of RADIESSE dermal filler in Hand Augmentation. The FDA has designated this PMA-S as a panel-track submission, likely requiring review by an Advisory Panel prior to a decision on approvability.

During the second quarter of fiscal 2010, the FDA requested additional data on 12 month follow-up of patients in the Hand Augmentation study since the clinical protocol was designed to follow patients for 12 months. In January 2010, the Company completed an analysis of the six-month results for all patients which showed consistent results as seen in the three-month data from the study, both demonstrating improvement in hand scores on all measurement scales with a continued good safety profile consistent with other dermal filler studies in other applications. The Company expects to submit the final clinical data for this trial in approximately April 2010, which will include the 12-month follow-up results.

Polidocanol NDA Submission and Review

In July 2009, the Company’s partner, Chemische Fabrik KREUSSLER & Co. GmbH (“Kreussler”), submitted to the FDA requested additional manufacturing documentation to complete the New Drug Application (NDA) submission and initiate FDA review for Polidocanol, a sclerotherapy product. The FDA has completed clinical trial site inspections and manufacturing inspections, has communicated with Kreussler regarding the final steps needed in the approval process, such as the package insert review, and has set a PDUFA target date of April 10, 2010 to complete the NDA review.

(b) Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the holder’s Shares and to receive payment of such judicially determined amount in cash, together with such rate of interest as the Delaware court may determine for Shares held by such holder.

Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Merger and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per share price to be paid in the Merger.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, without interest, in accordance with the Merger Agreement.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of Merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

(c) Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203)

with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company’s Board of Directors has approved the Merger Agreement, the Tender and Support Agreements and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

(d) Vote Required to Approve the Merger.

The Board has approved the Offer, the Merger and approved and adopted the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Offeror acquires, pursuant to the Offer or otherwise, a number of Shares representing at least 90% of the outstanding Shares, Merz will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If Offeror acquires, pursuant to the Offer or otherwise, a number of Shares representing less than 90% of the outstanding Shares, the affirmative vote of the holders of a number of Shares representing a majority of the outstanding Shares will be required under the DGCL and the Charter and the By-Laws to approve the Merger. In the event the Minimum Tender Condition required to be met under the Merger Agreement has been satisfied (as described in the Offer to Purchase), after the purchase of the Shares by Offeror pursuant to the Offer, Offeror (together with Parent and its wholly-owned subsidiaries) will own a number of Shares representing a majority of the outstanding Shares and therefore sufficient to approve the Merger under the DGCL and the Charter and the By-Laws without the affirmative vote of any other stockholder of the Company. The Company has granted an option to Offeror, under certain circumstances, to purchase Shares from the Company if, after the exercise of the option, Offeror would hold enough shares to effect a short form merger pursuant to Section 253 of the DGCL. See the description of the option in the following paragraph.

(e) Top-Up Option.

The Company has irrevocably granted to Offeror an option (the “Top-Up Option”), exercisable in Offeror’s discretion, but only after the acceptance by Offeror of, and payment for, Shares tendered in the Offer, to purchase (for cash or a note payable) that number (but not less than that number) of Shares as is equal to the lowest number of Shares that, when added to the number of Shares owned directly or indirectly by Parent or Offeror at the time of such exercise, will constitute one share more than 90% of the total Shares then outstanding on a fully diluted basis (assuming the issuance of the Shares purchased under the Top-Up Option); provided that (i) the Top-Up Option will be exercisable only once, at such time as Parent and Offeror, directly or indirectly, own at least 80% of the total Shares then outstanding, and only on or prior to the 5th business day after the expiration date of the Offer or the expiration date of any subsequent offering period, (ii) the Top-Up Option will not be exercisable for a number of Shares in excess of the number of shares of Common Stock authorized and unissued or held in the treasury of the Company, and (iii) the Top-Up Option may not be exercised if any provision of applicable law (including the NASDAQ rules) or any judgment, injunction, order or decree of any governmental entity will prohibit, or require any action, consent, approval, authorization or permit of, action by, or filing with or notification to, any governmental entity or the Company’s stockholders in connection with the exercise of the Top-Up Option or the delivery of the Top-Up Shares in respect of such exercise, which action, consent, approval, authorization or permit, action, filing or notification has not theretofore been obtained or made, as applicable.

The price per Share payable under the Top-Up Option would be equal to the Offer Price. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(f) Section 14(f) Information Statement.

The Merger Agreement provides that, promptly upon the purchase by Offeror pursuant to the Offer of such number of Shares as satisfy the Minimum Tender Condition, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Board as will give Parent representation on the Board (giving effect to any increase in the number of directors pursuant to this provision) equal to the product of (x) the total number of directors on the Board and (y) the percentage that such number of Shares so purchased bears to the total number of then-outstanding Shares (provided that, in no event will Parent’s director designees constitute less than a majority of the entire Board), and the Company will, upon request by Parent, promptly increase the size of the Board or use commercially reasonable efforts to seek the resignations of such number of directors as is necessary to provide Parent with such level of representation and will use commercially reasonable efforts to cause Parent’s designees to be so elected or appointed. The Company will also, subject to the applicable rules of NASDAQ (to the extent applicable), upon request by Parent, use commercially reasonable efforts to (i) cause individuals designated by Parent to constitute the same percentage of each committee of the Board and each board of directors (and committee thereof) of each subsidiary of the Company as the percentage of the entire Board represented by individuals designated by Parent, and (ii) obtain and deliver to Parent the resignation of each individual who is an officer of the Company or any of its subsidiaries (as such, but not as an employee). The Merger Agreement further provides that following such appointment until the Effective Time certain actions of the Company may only be authorized by, and will require the authorization of, a majority of the directors of the Company who were directors on the date of the Merger Agreement or their successors as appointed by such continuing directors (the “Continuing Directors”) or, if there are no Continuing Directors, by a majority of the “independent directors” of the Company. If there are no Continuing Directors or independent directors of the Company, such actions will require approval by a majority vote of the Board. In the event Offeror’s designees are elected or appointed to the Board as described above, the Merger Agreement requires that until the Effective Time the Board will have at least the number of independent directors as may be required by the NASDAQ rules or the federal securities laws (to the extent applicable). The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Company has attached an Information Statement to this Schedule 14D-9 as Annex I. The Information Statement is furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company’s Board of Directors, other than at a meeting of the Company’s stockholders.

(g) Annual Report on Form 10-K.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended June 30, 2009, which is incorporated herein by reference.

(h) United States Antitrust Compliance.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and the related rules and regulations that have been promulgated pursuant thereto, certain acquisition transactions may not be completed unless specified information has been furnished to the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The Offer and the Merger are subject to the filing and waiting period requirements of the HSR Act.

Pursuant to the requirements of the HSR Act, each of Parent, on behalf of itself and Offeror, and the Company plan to file a Premerger Notification and Report Form with respect to the Offer and the Merger with the Antitrust Division and the FTC on January 19, 2010. The waiting period applicable to the purchase of shares in a cash tender offer, such as the Offer, is 15 calendar days from the date the Acquiring Person makes its filing except that if the waiting period terminates on a weekend or holiday, the waiting period is extended to 11:59 p.m., New York City time, on the following business day. The FTC or the Antitrust Division may terminate the waiting period sooner; the FTC or the Antitrust Division may also extend the waiting period by requesting additional information or documentary material relevant to the Offer from Parent and the Company (a “Second Request”). If a Second Request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Parent with such request. Thereafter, such waiting period can be extended only by court order.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of Offeror’s acquisition of Shares in connection with the Offer and the Merger. At any time before Offeror’s acquisition of Shares, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin Offeror’s acquisition of Shares in the Offer, the Merger or otherwise, or seeking the divestiture of substantial assets of Parent, the Company and/or their respective subsidiaries. At any time after Offeror’s acquisition of Shares in the Offer and the Merger, the FTC or the Antitrust Division could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking the divestiture of the Shares acquired by Offeror in the Offer and the Merger or seeking the divestiture of substantial assets of Parent, the Company and/or their respective subsidiaries.

While the Company believes that the Offer and the Merger will not violate United States antitrust laws, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made or that, if such a challenge is made, the Company will prevail.

Private parties, as well as state governments may also bring legal action under the antitrust laws in certain circumstances. There can be no assurance that a challenge to the Offer or the Merger or other acquisition of Shares by Offeror on antitrust grounds will not be made or, if such a challenge is made, of the result. If any such action is commenced by the FTC, the Antitrust Division or any state or any other person, Offeror may not be obligated to consummate the Offer or the Merger. See Section 13 of the Offer to Purchase.

(i) Foreign Antitrust Approvals.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings under the HSR Act that would be required for Parent’s or Offeror’s acquisition or ownership of the Shares under applicable antitrust laws.

(j) Cautionary Note Regarding Forward-Looking Statements.

This document contains forward-looking statements, including those relating to Parent’s anticipated acquisition of the Company and expected benefits and effects of the transaction. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those stated or implied, including but not limited to: the risk that the transaction will not be consummated in a timely manner or at all if, among other things, fewer than a majority of the shares of the Company’s common stock are tendered, clearance under the Hart-Scott-Rodino Antitrust Improvements Act is not obtained, or other closing conditions are not satisfied; and that the Company’s business will have been adversely impacted during the pendency of the tender offer. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof and are subject to risks and uncertainties, which may cause the Company’s actual results to differ materially from the statements contained herein. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Neither the Company nor Parent undertake any obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events. Additional information on these and other risks, uncertainties and factors is included in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 15, 2010.*†

(a)(1)(B)	Letter of Transmittal.*†

(a)(1)(C)	Notice of Guaranteed Delivery.*†

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*†

(a)(1)(G)	Summary Newspaper Advertisement as published in The Wall Street Journal on January 15, 2010.*

(a)(1)(H)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).

(a)(2)(A)	Press release issued by BioForm Medical, Inc. on January 15, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by BioForm Medical, Inc. on January 15, 2010).

(a)(2)(B)	Joint press release issued by Merz GmbH & Co. KGaA and BioForm Medical, Inc. on January 4, 2010 (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC by BioForm Medical, Inc. on January 4, 2010).

(a)(2)(C)	Letter to employees of BioForm Medical, Inc. from the Chief Executive Officer of BioForm Medical, Inc., dated January 4, 2010 (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC by BioForm Medical, Inc. on January 4, 2010).

(a)(2)(D)	Question and answer materials distributed to BioForm Medical, Inc. employees (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC by BioForm Medical, Inc. on January 4, 2010).

(a)(2)(E)	Form of memorandum from BioForm Medical’s CEO to BioForm Medical’s sales force dated January 4, 2010 (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC by BioForm Medical, Inc. on January 4, 2010).

(a)(2)(F)	Letter to customers of BioForm Medical, Inc. from the Chief Executive Officer of BioForm Medical, Inc. (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC by BioForm Medical, Inc. on January 4, 2010).

(a)(2)(G)	Talking Point materials to be used in communication with customers of BioForm Medical, Inc. (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC by BioForm Medical, Inc. on January 4, 2010).

(a)(2)(H)	Question and answer materials to be used in communication with BioForm Medical, Inc. customers (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC by BioForm Medical, Inc. on January 4, 2010).

Exhibit No.	Description

(a)(2)(I)	Fact Sheet concerning Merz GmbH & Co. KGaA, BioForm Medical, Inc. and the proposed transaction (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC by BioForm Medical, Inc. on January 4, 2010).

(e)(1)	Agreement and Plan of Merger, dated as of December 31, 2009, by and among Merz GmbH & Co., KGaA, Vine Acquisition Corp., and BioForm Medical, Inc. (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed with the SEC by BioForm Medical, Inc. on January 4, 2010).

(e)(2)	Form of Indemnification Agreement with directors and executive officers of BioForm Medical, Inc. (Incorporated by reference to Exhibit 10.1 of the on Form S-1 filed with the SEC by BioForm Medical, Inc. on August 20, 2007).

(e)(3)	Offer Letter, dated as of November 7, 2002, by and between BioForm Medical, Inc. and Steven Basta (incorporated by reference to Exhibit 10.2 of the Amendment No. 2 to the Form S-1, filed with the SEC by BioForm Medical, Inc. on October 15, 2007).

(e)(4)	Offer Letter, dated as of May 14, 2007, by and between BioForm Medical, Inc. and Dennis Condon (incorporated by reference to Exhibit 10.8 of the Amendment No. 2 to the Form S-1, filed with the SEC by BioForm Medical, Inc. on October 15, 2007).

(e)(5)	Offer Letter, dated as of December 31, 2009, by and between Merz GmbH & Co. KGaA and Steven Basta.*

(e)(6)	Offer Letter, dated as of December 31, 2009, by and between Merz GmbH & Co. KGaA and Dennis Condon.*

(e)(7)	Offer Letter, dated as of December 31, 2009, by and between Merz GmbH & Co. KGaA and Adam Gridley.*

(e)(8)	Form of Tender and Support Agreement with certain officers and directors (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Merz Holding GmbH & Co. KG, Merz GmbH & Co. KGaA and Vine Acquisition Corp. with the SEC on January 11, 2010).

(g)	None.

Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

Annex II	Opinion of J. P. Morgan Securities Inc. to the Board of Directors of BioForm Medical, Inc., dated December 31, 2009.

*	Incorporated by reference to the Schedule TO filed by Vine Acquisition Corp. and Merz GmbH & Co. KGaA on January 15, 2010.

†	Included in materials mailed to stockholders of BioForm Medical, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ STEVEN L. BASTA
Name:	Steven L. Basta
Title:	Chief Executive Officer

Dated: January 15, 2010

ANNEX I

BIOFORM MEDICAL, INC.

1875 SOUTH GRANT STREET, SUITE 200

SAN MATEO, CALIFORNIA 94402

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about January 15, 2010 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of BioForm Medical, Inc. (the “Company” or “BioForm”) with respect to the cash tender offer by Vine Acquisition Corp. (“Offeror”), a Delaware corporation and an indirect wholly-owned subsidiary of Merz GmbH & Co. KGaA (“Parent” or “Merz”), an entity formed under the laws of the Federal Republic of Germany, to the holders of record of shares of outstanding common stock, par value $0.01 per share, of the Company (the “Common Stock” or the “Shares”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to BioForm. You are receiving this Information Statement in connection with the possible election of persons designated by Merz to a majority of the seats on the board of directors of the Company (the “Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of December 31, 2009 (the “Merger Agreement”), by and among Merz, Offeror and the Company.

Pursuant to the Merger Agreement, Offeror commenced a cash tender offer (the “Offer”) on January 15, 2010 to purchase all outstanding shares of Common Stock at a price of $5.45 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated January 15, 2010 (the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on February 12, 2010. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Company’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Offeror and Merz with the Securities and Exchange Commission (the “SEC”) on January 15, 2010.

The Merger Agreement provides that, promptly upon the purchase by Offeror pursuant to the Offer of such number of Shares as satisfy the Minimum Tender Condition, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Board as will give Parent representation on the Board (giving effect to any increase in the number of directors pursuant to this provision) equal to the product of (x) the total number of directors on the Board and (y) the percentage that such number of Shares so purchased bears to the total number of then-outstanding Shares (provided that, in no event will Parent’s director designees constitute less than a majority of the entire Board), and the Company will, upon request by Parent, promptly increase the size of the Board or use commercially reasonable efforts to seek the resignations of such number of directors as is necessary to provide Parent with such level of representation and will use commercially reasonable efforts to cause Parent’s designees to be so elected or appointed. The Company will also, subject to the applicable rules of NASDAQ (to the extent applicable), upon request by Parent, use commercially reasonable efforts to (i) cause individuals designated by Parent to constitute the same percentage of each committee of the Board and each board of directors (and committee thereof) of each subsidiary of the Company as the percentage of the entire Board represented by individuals designated by Parent, and (ii) obtain and deliver to Parent the resignation of each individual who is an officer of the Company or any of its subsidiaries (as such, but not as an employee). The Merger Agreement further provides that following such appointment until the Effective Time certain actions of the Company may only be authorized by, and will require the authorization of, a majority of the directors of the Company who were directors on the date of the Merger Agreement or their successors as appointed by such continuing directors (the “Continuing Directors”) or, if there are no Continuing Directors, by a majority of the “independent directors” of the Company. If there are no Continuing Directors or independent directors of the Company, such actions will require approval by a majority vote of the Board. In the event Offeror’s designees are elected or appointed to the Board as described above, the Merger Agreement requires that until the Effective Time the Board will have at least the number of independent directors as may be required by the NASDAQ rules or the federal securities laws (to the extent applicable). The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to the Schedule 14D-9 and is incorporated herein by reference.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder in connection with the appointment of Merz’s designees to the Board. The information set forth herein supplements certain information set forth in the Schedule 14D-9. The information contained in this Information Statement (including information herein incorporated by reference) concerning Parent, Offeror and Parent’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

Please read this Information Statement carefully. You are not, however, required to take any action.

PARENT DESIGNEES

Merz has informed the Company that it will choose its designees for the Board from the list of persons set forth below. In the event that additional designees of Merz are required to be appointed in order to constitute at least a majority of the Board, such additional designees will be selected by Merz from among the directors and executive officers of Merz and Offeror contained in Schedule I of the Offer to Purchase, a copy of which has been mailed to the Company’s stockholders and is incorporated herein by reference. The following table, prepared from information furnished to the Company by Merz, sets forth, with respect to each individual who may be designated by Merz as one of its designees, the name, age of the individual as of December 31, 2009, present principal occupation, and employment history during the past five years. Merz has informed the Company that each of Martin Zügel, Matthias Vogt and Hans-Jörg Bergler is a citizen of the Federal Republic of Germany and that each of Norman C. Selby and Jack Britts is a citizen of the United States and that each such designee has consented to act as a director of the Company, if so appointed or elected. The business address for each such individual is c/o Merz GmbH & Co. KGaA, Eckenheimer Landstrasse 100, Frankfurt am Main 60318, Germany.

Merz has advised the Company that none of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or other minor offenses), (ii) been a party to any judicial or administrative proceeding (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under Federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the person’s property or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice. Merz has advised the Company that there are no material pending legal proceedings to which any of the individuals listed below is party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Name	Age	Background
Norman C. Selby	57

Mr. Selby has been a member of Merz’s Supervisory Board since September 2009. Since August 2005, Mr. Selby has served as a Senior Managing Director at Perseus, L.L.C., responsible for Perseus’ strategy and investments in healthcare and life sciences. Before joining Perseus, Mr. Selby was President and Chief Executive Officer of TransForm Pharmaceuticals, a specialty pharmaceutical company that was acquired by Johnson & Johnson

Name	Age	Background

in April 2005. He was also an Executive Vice President at Citigroup/Citicorp from 1997 to 2000. Mr. Selby spent the bulk of his career at McKinsey & Company where he was Director (Senior Partner) in the firm’s New York office. He held several leadership roles at McKinsey, including head of the firm’s Global Pharmaceuticals and Medical Products Practice. Mr. Selby is a member of the Board of Directors of several Perseus portfolio companies and serves on the Board of Trustees of the Central Park Conservancy, the Memorial Sloan-Kettering Cancer Center, and the Ralph Lauren Center for Cancer Care and Prevention. He is also a member of the advisory board of the Harvard Business School’s Healthcare Initiative. Mr. Selby holds a B.A. in Architecture from Yale College and an M.B.A. with Distinction from the Harvard Graduate School of Business Administration.

Martin Zügel	47

Dr. Zügel has been Chairman of Merz’s Management Board since July 2008. In addition, since April 2005, Dr. Zügel has served as Chief Executive Officer of Merz Pharmaceuticals GmbH. From 2000 to 2004, Dr. Zügel served as a member of the Board (Vorstand) of B.Braun AG. Dr. Zügel holds a Ph.D in medicine from the University of Tübingen.

Matthias A. Vogt	41

Dr. Vogt has been a member of Merz’s Management Board since July 2008. Dr. Vogt is responsible for Finance, Legal and Mergers & Acquisitions at Merz. Prior to joining Merz, Dr. Vogt was Senior Vice President and Chief Financial Officer for the global OTC business of Novartis and a member of the global CFO Leadership team of Novartis, where he worked for 11 years in various Controlling and Finance positions. Dr. Vogt holds a Ph.D and a degree in Business Administration and Civil Engineering.

Jack Britts	50	Jack Britts has been President and Chief Executive Officer of Merz Pharmaceuticals, LLC and Merz Inc. since joining the Merz organization in September 2008. Before joining Merz, he served as Group Vice President, Commercial Operations at Sepracor Inc. for eight years. Prior to that, Mr. Britts spent 14 years at AstraZeneca PLC most recently serving as Vice President, Therapeutic Area Leader Gastrointestinal Products.

Hans-Jörg Bergler	40

Mr. Bergler has been Merz’s Vice President of Corporate Development since April 2007. Mr. Bergler’s responsibilities include Corporate Strategy and Mergers & Acquisitions. Prior to joining Merz, Mr. Bergler was Senior Director, Mergers & Acquisitions, for Altana Pharma, and Project Leader Corporate Development / Mergers & Acquisitions for the Boehringer Ingelheim Group. From 1999 to 2006, Mr. Bergler held positions as chief executive and chief financial officer in two life science start-up companies in Germany and the United States. Mr. Bergler holds a degree in Business Administration from the University of Munich.

None of Merz’s designees is currently a director of, or holds any position with, the Company or any of its subsidiaries. Merz has advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of its designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Merz has advised the Company that, to its knowledge, none of its designees has any family relationship with any director, executive officer or key employees of the Company or any of its subsidiaries.

It is expected that Merz’s designees may assume office at any time following the time at which such designees are designated in accordance with the terms of the Merger Agreement and that, upon assuming office, Merz’s designees will thereafter constitute at least a majority of the Board. It is anticipated that this step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by Merz’s designees will constitute at least a majority of the available positions on the Board. It is currently not known which of the current directors of the Company will resign.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 10,000,000 shares of preferred stock. As of the close of business on December 31, 2009, there were 46,539,908 shares of Common Stock outstanding.

The Common Stock is the Company’s only outstanding class of voting securities that is entitled to vote at a meeting of the Company’s stockholders. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the name and position of each director and executive officer of the Company as of December 31, 2009.

Name	Age	Position(s)
Executive Officers
Steven. Basta	44	Chief Executive Officer and Director
Dennis Condon	60	President, Chief Business Officer and Director
Adam Gridley	37	Senior Vice President, Corporate Development
Frederick Lwee	28	Principal Financial Officer, Vice President of Finance, Controller and Assistant Secretary

Directors
Martin Sutter	54	Lead Director
Chris Dennis	51	Director
N.C. Joseph Lai, Ph.D.	67	Director
Tim Lynch	39	Director
Jeff Nugent	63	Director
Kevin Sidow	49	Director

The following are brief biographies of each current director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employment for the past five years). Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company during the past five years, has (i) been convicted in a criminal proceeding (excluding traffic violations or other minor offenses), (ii) been a party to any judicial or administrative proceeding (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under Federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the person’s property or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice. There are no material pending legal proceedings to which any of the individuals listed below is party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. There are no family relationships between directors and executive officers of the Company.

Steve Basta has served on our Board of Directors since November 2002. Mr. Basta has also been our Chief Executive Officer since November 2002, and served as President from November 2002 to June 2007. From December 2000 to November 2002, he was President, and later Chief Executive Officer, of Gliatech, a medical device and drug discovery company. Prior to joining Gliatech, Mr. Basta was Vice President, Business Development of Creative BioMolecules from 1997 to 2000, and served as its Chief Financial Officer from 1999 to 2000. Mr. Basta currently serves on the board of directors of a privately-held life sciences company. Mr. Basta holds a B.A. from The Johns Hopkins University and a Masters in Management from the Kellogg Graduate School of Management at Northwestern University.

Dennis Condon has been our President and Chief Business Officer since June 2007 and has served on our Board of Directors since March 2009. Previously, Mr. Condon served as a member of our Board of Directors from January 2004 to June 2007. From March 2006 to June 2007, he was the Chief Executive Officer and President of Apsara Medical, a medical device company focused on the aesthetics market. From February 2005 to November 2005, Mr. Condon was the President and Chief Executive Officer of Reliant Technologies Inc., a provider of lasers for aesthetic applications. Since November 2002, Mr. Condon has also served as a principal of a privately-held medical aesthetics services practice. From 1998 to June 2002, he was Chief Executive Officer of The Plastic Surgery Company, a healthcare services company. From 1991 to 1998, he was President of Mentor Corporation’s aesthetics division. Mr. Condon holds a B.S. from the University of California, Davis.

Adam Gridley has been our Senior Vice President, Corporate Development since September 2008. From July 2005 to September 2008, Mr. Gridley was our Vice President, Corporate Development. From April 2004 to July 2005, he was our Director of Corporate Development and from September 2003 to April 2004, he was our Director of Market Development. From 1996 to June 2003, he was with Gliatech, where he most recently was Director of Business Development. Mr. Gridley holds a B.S. and an M.B.A. from the University of Denver.

Frederick Lwee has been our Principal Financial Officer since May 2009 and our Vice President of Finance and Assistant Secretary since September 2009. Mr. Lwee joined us in May 2008 as our Director of Accounting, and was promoted to Controller in October 2008, a position that he continues to hold. From September 2003 to April 2008, Mr. Lwee was a Manager in the Assurance and Advisory Business Services Practice of Ernst & Young, LLP. Mr. Lwee holds a Bachelor of Science degree in Accounting from Santa Clara University and is a certified public accountant.

Martin Sutter has served as a member of our Board of Directors since April 2004 and was appointed Lead Director in August 2007. Since 1994, Mr. Sutter has served as Managing Director of Essex Woodlands Health Ventures, a venture capital partnership focused on healthcare investments, and previously served as a Managing Director of one of its predecessors. Mr. Sutter serves as a member of the board of directors of ATS Medical, a publicly-traded medical device and services company, and Abiomed, a publicly-traded medical device company. He currently serves on the board of directors of several privately-held life science companies. Mr. Sutter holds a B.S. from Louisiana State University and an M.B.A. from the University of Houston.

Chris Dennis has served as a member of our Board of Directors since December 2008. Since September 2009, Mr. Dennis has served as President and CEO of Comcare Ltd., a privately held provider of community therapy, at home nursing and home care. From January 2009 to September 2009, Mr. Dennis served as an independent consultant to medical technology companies. From April 2007 to January 2009, Mr. Dennis served as senior vice president of commercial operations for Angiotech Pharmaceuticals, a publicly-traded pharmaceutical and medical device company. Prior to joining Angiotech, from November 1989 to April 2007, Mr. Dennis was with Johnson & Johnson where he served as the Global President of Johnson & Johnson’s OrthoNeutrogena company (pharmaceuticals and aesthetic devices) and Vice President of Sales and Marketing for Johnson & Johnson’s Janssen Ortho, Inc. company (pharmaceuticals). Mr. Dennis holds both an Advanced Graduate Diploma and an M.B.A. from Athabasca University, and holds a Business Management Certificate in International Marketing from British Columbia Institute of Technology.

N.C. Joseph Lai, Ph.D., is our founder and has been a member of our Board of Directors since July 1999. From July 1999 to November 2002, Dr. Lai served as our President and Chief Executive Officer. From November 2002 to November 2005, Dr. Lai served as our Executive Chairman. From November 2005 to August 2007, he served as Chairman of our Board of Directors. Dr. Lai was a co-founder of Criticare Systems, a medical device company, and served as an officer from the company’s inception in October 1984 until November 1998. Dr. Lai holds a B.S. from Cornell University, an M.S. from Northeastern University and Ph.D. from the University of Pittsburgh, all in chemical engineering.

Tim Lynch has served as a member of our Board of Directors since July 2006. Since July 2008, Mr. Lynch has been serving as a general partner of Stonepine Capital LLC. From October 2005 through June 2007,

Mr. Lynch served as President and Chief Executive Officer of NeuroStat Pharmaceuticals, a specialty pharmaceutical company. From June 2005 through September 2005, Mr. Lynch was President and Chief Executive Officer of Vivo Therapeutics, a specialty pharmaceuticals company. From October 2002 through June 2005, Mr. Lynch served as Chief Financial Officer of Tercica, a publicly-traded biopharmaceutical company. From 1999 to June 2002, Mr. Lynch served as Chief Financial Officer of InterMune, a publicly-traded biopharmaceutical company. Currently, Mr. Lynch serves as a member of the board of directors of several publicly-traded companies related to pharmaceuticals and biotechnology, including Nabi Biopharmaceuticals, Allos Therapeutics, and InSite Vision Incorporated. Mr. Lynch holds a B.A. from Colgate University and an M.B.A. from the Harvard Graduate School of Business.

Jeff Nugent has served as a member of our Board of Directors since February 2009. From May 2007 to June 2009, Mr. Nugent served as the President and CEO of Ventus Medical, a privately-held medical device company focused on the development of a treatment for obstructive sleep apnea. From January 2005 to May 2007, Mr. Nugent served as President and CEO of Insight Pharmaceuticals, a privately held manufacturer and marketer of leading non-prescription medications. From 1999 to 2002, Mr. Nugent served as President and CEO of Revlon. Mr. Nugent previously held a number of senior management positions within Johnson & Johnson for over 20 years in R&D, operations, marketing and finance, including serving as Worldwide President and CEO of Neutrogena from the time of its acquisition in 1994 until 1999. Mr. Nugent also serves on the boards of directors of several privately-held medical device companies. Mr. Nugent has a BS in Mathematics from St. Joseph’s College and an MBA in Marketing and Finance from Loyola University of Chicago.

Kevin Sidow has served as a member of our Board of Directors since July 2007. Mr. Sidow is currently the Chief Executive Officer of Moximed, a privately-held orthopedic company. Mr. Sidow served as President and Chief Executive Officer and as a member of the board of directors of St. Francis Medical Technologies from May 2004 until the company was acquired by Kyphon, an orthopedic company, in January 2007. From 1998 to May 2004, Mr. Sidow held a number of executive positions with DePuy, a subsidiary of Johnson & Johnson and a designer, manufacturer and distributor of medical devices. From October 2003 to May 2004, he was Worldwide President of DePuy, and from March 2001 to October 2003, he served as Worldwide President of DePuy Orthopaedics, ACE and Casting. Mr. Sidow currently serves on the board of directors of Intrinsic Therapeutics. Mr. Sidow holds a B.S. from West Virginia University.

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Corporate Governance

Pursuant to Delaware law and BioForm’s by-laws, BioForm’s business and affairs are managed by or under the direction of the Board. Members of the Board are kept informed of BioForm’s business through discussions with the Chief Executive Officer and other officers, by reviewing materials provided to them and by participating in meetings of the Board and its committees.

The Board has adopted a Code of Ethics which applies to all of BioForm’s employees, officers and directors. Copies of the written committee charters for the Audit, Compensation and Nominating and Corporate Governance Committees, as well as BioForm’s Corporate Governance Guidelines and Code of Ethics are available on BioForm’s website, and can be found under the “Investors” and “Corporate Governance” links. BioForm’s website is http://www.bioform.com. Copies are also available in print, free of charge, by writing to Investor Relations, BioForm Medical, Inc., 1875 South Grant Street, Suite 200, San Mateo, California 94402. BioForm may post amendments to or waivers of the provisions of the Code of Ethics, if any, on the website.

Director Independence

As of the date of this Information Statement, our Board consists of eight directors. Our Board has the authority to further increase the size of the Board from time to time. The current directors are Martin Sutter, Steve Basta, Dennis Condon, Chris Dennis, N.C. Joseph Lai, Ph.D., Tim Lynch, Jeff Nugent and Kevin Sidow.

Our Board has determined that Messrs. Dennis, Lynch, Nugent, Sidow and Sutter and Dr. Lai are independent directors under the listing standards established by the rules of the NASDAQ Stock Market, Inc. (“NASDAQ”).

Board Structure, Committees and Meetings

In the fiscal year that ended June 30, 2009, the Board of Directors held eight (8) meetings. The Board has three standing committees: the audit committee, the compensation committee and the nominating and corporate governance committee. The compensation committee has a standing non-officer grant subcommittee, as described below. From time to time, our Board may also create ad hoc committees for special purposes. The Audit Committee met six (6) times during fiscal 2009. The Compensation Committee met eight (8) times during fiscal 2009. The Nominating and corporate governance committee met three (3) times during fiscal 2009. Each of our directors attended at least 75% of the aggregate meetings of the Board and the committees on which he served that were held in fiscal 2009. We also encourage, but do not require our Board members to attend the annual meetings of our stockholders. Mr. Basta and Mr. Condon attended the 2008 Annual Meeting. Mr. Basta attended the 2009 Annual Meeting. The function and membership during fiscal year 2009 of each of these committees is described below.

Name of Director	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Martin Sutter	—	—	member*
Steve Basta	—	—	—
Dennis Condon	—	—	—
Chris Dennis	member	member	—
N.C. Joseph Lai, Ph.D.	member	—	—
Tim Lynch	member*	—	—
Jeff Nugent	—	member*	member
Kevin Sidow	—	member	member

*	Indicates the chairman of each standing committee of the Board.

Audit Committee.

The audit committee is a standing committee of, and operates under a written charter adopted by, our Board, and is authorized to appoint our independent auditors, review our internal accounting procedures and financial statements, and consult with and review the services provided by our independent accounting firm, including the results and scope of their audit. The audit committee currently consists of Mr. Dennis, Dr. Lai and Mr. Lynch, each of whom is able to read and understand fundamental financial statements and has been determined to be independent, within the meaning of applicable SEC and NASDAQ rules. Mr. Lynch is the chairman of our audit committee and is our audit committee financial expert, as defined under current SEC and NASDAQ rules. A copy of the audit committee charter is available on our website at http://investor.bioform.com/governance.cfm.

Compensation Committee.

The compensation committee is a standing committee of our Board, and is authorized to review and approve modifications to the compensation and benefits for our executive officers, and to administer our stock plans. The compensation committee currently consists of Messrs. Dennis, Nugent and Sidow, each of whom has been determined to be an “outside director” for purposes of Section 162(m) of the Internal Revenue Code and a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act. Mr. Nugent is the chairman of our compensation committee. We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, NASDAQ and SEC rules and regulations. A copy of the compensation committee charter is available on our website at http://investor.bioform.com/governance.cfm.

The compensation committee has a standing subcommittee, comprised of Mr. Basta and Mr. Nugent, our CEO and the chairman of our compensation committee, respectively, the function of which is to review and approve non-officer grants for new hires and promotions at monthly intervals. The subcommittee was formed and began functioning following the compensation committee’s approval of an option grant matrix, establishing ranges for new-hire option grants for each level of employee within our company. The subcommittee may, if circumstances require, make a new employee grant in an amount not to exceed 125% of the maximum level set forth in the matrix for such position. In 2009, the subcommittee’s responsibilities were expanded to include the quarterly review and approval of grants made pursuant to sales employee incentive programs established by the compensation committee.

Nominating and Corporate Governance Committee.

The nominating and corporate governance committee is a standing committee of, and operates under a charter adopted by, our Board. A copy of the charter is available on our website at http://investor.bioform.com/governance.cfm. The committee’s responsibilities include:

•	assisting the Board in identifying prospective director nominees and recommending to the Board the director nominees for each annual meeting of stockholders;

•	recommending members for each Board committee;

•	ensuring that the Board is properly constituted to meet its fiduciary obligations to our company and the stockholders and that we follow appropriate governance standards;

•	developing and recommending to the Board governance principles applicable to our company; and

•	overseeing the evaluation of the Board and management.

The nominating and corporate governance committee evaluates and proposes nominees for election to the Board. The committee has the authority to retain and terminate any search firm to be used to identify director candidates. The committee will consider stockholder nominees for election to the Board. The process for considering candidates for the Board, including candidates recommended by a security holder, involves a review of the candidate’s professional experience and ability to benefit the composition, organization and governance of the Board and its committees. The process also involves interviews with committee members, followed by interviews with other Board members, if the candidate continues through the process. In carrying out these responsibilities, the committee discusses with members of the Board their willingness to transition off the Board as suitable and qualified candidates are identified.

In 2009, the committee amended its charter to include oversight of regulatory and clinical activities, manufacturing processes and quality assurance/control processes and our commercial organizational compliance with applicable regulation.

The nominating and corporate governance committee currently consists of Messrs. Nugent, Sidow and Sutter, each of whom has been determined to be independent within the meaning of applicable SEC and NASDAQ rules. Mr. Sutter is the chairman of our nominating and corporate governance committee. We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, NASDAQ and SEC rules and regulations.

Communications with the Board of Directors

Stockholders wishing to communicate with the Board or with an individual Board member concerning BioForm may do so by writing to the Board or to the particular Board member, and mailing the correspondence to Attn: Board of Directors, c/o Investor Relations, 1875 South Grant Street, Suite 200, San Mateo, California 94402. The envelope should indicate that it contains a stockholder communication. All such stockholder communications will be forwarded to the director or directors to whom the communications are addressed.

Executive Sessions

Non-management directors meet regularly in executive session without management. Non-management directors are all those who are not BioForm’s officers and include directors, if any, who are not considered independent under NYSE listing standards. Executive sessions are led by the Lead Director. An executive session is held in conjunction with each regularly scheduled Board meeting and other sessions may be called by the Lead Director or at the request of other directors.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or compensation committee.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis of compensation arrangements of our named executive officers for our fiscal year ended June 30, 2009 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Introduction

The primary objectives of our compensation programs are to:

•	attract and retain excellent and capable performers;

•	establish a direct link between sustained corporate performance and individual rewards;

•	create long-term value; and

•	provide ownership opportunity to many of our employees.

We seek to foster a performance-oriented culture, where individual performance is aligned with organizational objectives. Company performance is the primary measure of success upon which we structure our compensation. We evaluate and reward our executive officers based on their contribution to the achievement of short and longer-term goals. Individual and departmental performance is factored into salary increase decisions and long-term incentive programs, such as stock option awards.

At-will employment agreements, in the form of offer letters, are entered into with our named executive officers prior to the commencement of their employment. We reinforce our overall compensation objectives by agreeing to base salary, bonus opportunity and initial long term equity incentive grants in these agreements. While we seek to align the various compensation components of a candidate to those of existing employees at a similar level within the organization, factors that impact an individual’s initial compensation and the relative allocation among types of compensation include the nature of the position being filled and associated responsibilities, the individual’s prior experience, competitive market conditions for that position and the individual’s compensation expectations.

Each element of compensation for our named executive officers is reviewed at least annually. The discussion below includes a review of compensation decisions in and for the fiscal year ended June 30, 2009, as well as related decisions for fiscal 2010.

2009 Named Executive Officer Overview

At the end of fiscal 2009, our named executive officers were Steve Basta, Dennis Condon, Adam Gridley and Frederick Lwee. In September 2008, our compensation committee approved the promotion of Mr. Gridley to Senior Vice President, Corporate Development, making him a named executive officer for fiscal 2009. Derek Bertocci was our Chief Financial Officer until his departure in December 2008. Following Mr. Bertocci’s departure, James Floyd performed the function of principal financial and accounting officer on an interim, consulting, basis from February 2009 until May 2009. Frederick Lwee, who joined us in May 2008 as our Director of Accounting and was promoted to Controller in October 2008, was appointed as our Principal Financial Officer in May 2009. In September 2009, Mr. Lwee was appointed Vice President of Finance and Assistant Secretary.

Fiscal 2009 Executive Compensation Overview

As with prior years, executive compensation for fiscal 2009 was established through a detailed compensation committee process, which ran from March through July, 2008. In March 2008, our compensation committee, with the assistance of Compensia, commenced a reevaluation of the peer group established for fiscal 2008. In June 2008, the committee received an executive competitive pay analysis report prepared by Compensia (the “Compensia Report”). The Compensia Report reflected several limitations of both published compensation surveys and peer group data, including their inadequacy for certain executive officer positions, including the President/Chief Business Officer and the Vice President of Corporate Development positions. Notwithstanding these limitations, the Compensia Report indicated that our total executive compensation (including base salaries, target incentive opportunities, target total cash compensation, annual equity values and target total direct compensation) generally fell below the market 50th percentile.

In performing its analysis, in addition to the Compensia Report, which was very important to the committee’s determinations, the committee also took into consideration the potential impact of the decline in our stock price on the near-term retention aspects of executives’ current option holdings. Further, the committee requested and received from our chief executive officer recommendations for base salaries and annual refresher grants for the other executive officers.

CEO Compensation. In July 2008, as part of our annual compensation review process, our compensation committee awarded Mr. Basta a 275,000 share refresher grant, which was in line with the Compensia Report. The committee, however, determined to align the CEO’s total cash compensation more closely to overall company performance by increasing his base salary by an amount less than recommended by Compensia, but increasing his cash bonus potential by more than recommended by Compensia, while leaving total target compensation at or below that recommended by Compensia. As a result, Mr. Basta’s base salary increased by 5%, rather than the Compensia recommended 15%, while his bonus potential was raised from 40% to 60%, rather than the Compensia recommended increase to 50%.

President/CBO Compensation. In July 2008, our compensation committee awarded Mr. Condon a 140,000 share refresher grant, which was 20,000 shares over the grant guidelines reflected in the Compensia Report because, as noted by Compensia, the exercise price of his outstanding options were significantly “underwater”—that is, higher than the current stock price—and, therefore, failed to provide meaningful retention value. Mr. Condon’s base salary was increased by 5% over fiscal 2008.

Senior Vice President, Corporate Development Compensation. In September 2008, our compensation committee approved the promotion of Mr. Gridley to Senior Vice President, Corporate Development, making him a named executive officer for fiscal 2009. In connection with the promotion of Mr. Gridley, our compensation committee approved the increase of Mr. Gridley’s base salary to $252,000 from $234,300, in line with the Compensia Report. Additionally, the committee approved an option award to Mr. Gridley in the amount of 40,000 shares, granted at the closing price on October 1, 2008, the date of grant. The Compensia Report suggested an increase of 85,000 shares, but Mr. Gridley had already been awarded 48,000 shares in July 2008, which combined with the October award was in line with Compensia’s recommendation.

Principal Financial Officer Compensation. In July 2008, our compensation committee awarded Mr. Bertocci, our former chief financial officer, a 100,000 share refresher grant and 6% increase in base salary from $260,000 to $275,000, which was in line with the Compensia Report. Mr. Bertocci terminated his employment with us in December 2008. From February 2009 to May 2009, James Floyd consulted as our interim principal financial and accounting officer. He did not receive any stock award. Frederick Lwee, who joined us in May 2008 as our Director of Accounting and was promoted to Controller in October 2008, was appointed as our Principal Financial Officer in May 2009.

In September 2009 (fiscal 2010), Mr. Lwee was appointed Vice President of Finance and Assistant Secretary. As part of our regular annual employee compensation review process, to reflect Mr. Lwee’s increased responsibilities as Principal Financial Officer and Vice President of Finance, along with the critical nature of this function, the compensation committee approved an increase in Mr. Lwee’s base salary to $175,000, from $143,750. Additionally, the committee approved an option grant to Mr. Lwee in the amount of 40,000 shares, priced at the closing price on the date of the grant, September 2, 2009.

Recent Developments Regarding 2009 Cost Reduction Measures

Bonus Suspension. In November 2008, the Board, in response to the economic downturn, approved a cost reduction plan designed to reduce annual operating expenses by up to $20,000,000. In conjunction with this plan, management recommended, and the compensation committee approved, an indefinite suspension of year end management bonuses. On December 9, 2009, the compensation committee approved reinstatement of the bonus program for fiscal year 2011 (commencing July 1, 2010). Pursuant to the committee’s action, all officers of the Company (vice president and above) will have their target bonus potential set uniformly at 20%. This represents a reduction from target bonus potentials ranging from 30% to 60% that had been in effect prior to the bonus suspension.

Director Fee Plan. In December 2008, management recommended, and our Board approved, a Directors’ Fee Plan (discussed in detail below), whereby Board member annual retainer fees could be paid in stock, rather than in cash. On December 31, 2009, this Directors’ Fee Plan was indefinitely suspended by the Board.

401(k) Company Match Suspension. In March 2009, management recommended, and the Board approved, the indefinite suspension of the 401(k) company matching benefit, effective July 1, 2009. On December 9, 2009, the compensation committee approved reinstatement of the Company match commencing July 1, 2010, at a level reduced from that which had previously been in effect.

2009 Stock Option Tender Offer.

In December 2008, we commenced a tender offer to permit our officers and employees the opportunity to exchange outstanding options to purchase shares of our common stock with a per share exercise price equal to or greater than $3.70 (the “eligible options”), for new “replacement options” to purchase the same number of shares of our common stock. The tender offer commenced on December 22, 2008 and expired on January 22, 2009.

This tender offer was implemented at the direction of our compensation committee, which was concerned that with the company’s stock price at an all time low of approximately $1.00 per share, previously issued options would provide no meaningful retention incentive. The committee had been advised by both legal counsel and by Compensia on the structure of the tender offer. The committee approved a structure that involved a one-for-one exchange; a full reset of four year vesting, with a one year cliff; and participation by management but not by the Board.

We priced and granted the replacement options at a per share exercise price of $1.12 on January 22, 2009, which was the closing price on the expiration date of the tender offer. We exchanged a total of 3.7 million eligible options for replacement options during the offering period, 1.8 million shares of which were tendered from our 2003 (Active) Stock Plan and 1.9 million shares of which were tendered from our 2007 Equity Incentive Plan. Each replacement option was issued out of and subject to the 2007 Equity Incentive Plan, and all eligible options received in the exchange both from the 2003 (Active) Stock Plan and from the 2007 Equity Incentive Plan were cancelled as of January 22, 2009 and returned to the 2007 Equity Incentive Plan. Prior to the share exchange, in December 2008, we held our annual meeting at which our stockholders approved amendments to both our 2007 Equity Incentive Plan and 2003 (Active) Stock Plan to permit awards previously granted under the 2003 (Active) Stock Plan to be included in the 2007 Equity Incentive Plan exchange program and for shares so exchanged to be returned to the 2007 Equity Incentive Plan.

2009 Director Fee Plan (Indefinitely Suspended December 31, 2009).

Our Directors’ Fee Plan (the “Fee Plan”) was adopted by the Board effective January 1, 2009. The Fee Plan sets forth the method of payment of retainer fees for members of the Board, and allows each director to elect to receive certain fees for services to the company in either all cash or all options to purchase common stock or half (50%) of each. Director’s fees are paid 100% in cash unless and until an election is made to the contrary. The Fee Plan was proposed by management as part of its overall cash preservation strategy announced in November 2008. Under the Fee Plan, the company makes either a cash payment or grant of an option (or both) to each director on the first business day of each calendar quarter for fees for services to be rendered during such quarter. If a director has elected to receive any portion of such fees in the form of an option, the number of shares underlying the option are calculated such that the Black Scholes value, as determined on such date, of the option will equal one-fourth of the annual fees with respect to which the election is made. All such options are granted under and pursuant to the 2007 Equity Incentive Plan.

A director may make an election under the Fee Plan regarding fees for services to be performed during the calendar year following the calendar year in which the election is made. An individual who first becomes a director after the beginning of a calendar year is paid all fees in cash for the remainder of that calendar year and may make an election under the Fee Plan only for any future calendar year. Any election made pursuant to the Fee Plan will continue in effect until revoked by the director. Effective January 1, 2009, Messrs. Dennis, Sidow and Sutter have elected to receive 100% of their annual Board and committee retainer fees in stock pursuant to the Fee Plan. As noted above, on December 31, 2009, the Fee Plan was indefinitely suspended by the Board.

Fiscal 2010 Executive Compensation Actions taken during Fiscal 2009.

As in prior years, the compensation committee began its fiscal 2010 compensation review in March of the preceding year (March 2009). However, unlike prior years, factors such as our depressed stock price, our cost savings measures (which included a previously approved indefinite suspension of year end bonuses and the recommended suspension of the 401(k) match and a salary freeze for fiscal 2010), the competitive environment, employee attrition, and the impact of macroeconomic conditions on our operating performance, led the committee to accelerate its fiscal 2010 actions into fiscal 2009. The committee requested that our CEO provide the committee with compensation recommendations that emphasized equity incentives, to offset other compensation component reductions, and that reflected input from Compensia. Following receipt of our CEO’s recommendations and the receipt of input from Compensia, in April 2009, the committee approved executive officer grants at or below the fiscal 2009 level as follows: 200,000 shares, 120,000 shares, and 86,000 shares to Messrs. Basta, Condon and Gridley, respectively.

Role of Our Compensation Committee.

Our compensation committee is appointed by our Board. It has certain independent responsibilities pursuant to a written charter that was adopted by our Board in August 2007. A copy of this charter is available on our website.

Under its charter, the purpose of our compensation committee is to, among other things:

•	review and approve compensation of our executive officers; and

•	provide disinterested administration of any employee benefit plans in which our named executive officers are eligible to participate.

As in prior years, in carrying out its responsibilities for fiscal 2009, our compensation committee engaged Compensia, a management consulting firm providing executive compensation advisory services, as our compensation consultant, and has actively worked with Compensia to perform a peer group analysis, reviewing executive compensation arrangements primarily of publicly-traded medical device companies, and to produce a report and recommendations for the committee’s consideration. In the future, our compensation committee may seek additional reports from Compensia or another consultant. It may also decide not to hire a compensation consultant each year, if it believes that the prior report obtained, along with publicly-available data from an industry peer group, is sufficient to allow it to make informed decisions with regard to executive compensation matters.

Compensation Components.

Compensation for our executive officers is broken out into cash, stock and other benefits.

Total Cash Compensation. Total cash compensation consists of base salary and bonus. Our total cash compensation goals for our executive officers in recent years have been based upon the following principles:

•	ensuring that our short-term incentive program is consistent with our compensation philosophy;

•	bonus payouts should be primarily based on company financial and operational performance, rather than individual performance; and

•	seeking to make target total cash compensation levels competitive with market comparable companies.

For fiscal 2009, our compensation committee engaged in a process similar to that conducted for fiscal 2008, reviewing our cash and equity compensation against market comparables in order to determine appropriate compensation for fiscal 2009. In March 2008, our compensation committee, with the assistance of Compensia, commenced a reevaluation of the peer group established for fiscal 2008. Peer group companies were selected based primarily upon the following factors:

•	Company Type. U.S.-based publicly-traded independent corporations, with primary emphasis on companies headquartered in California.

•	Business Focus. Medical technology companies, with primary emphasis on companies in the medical therapy/aesthetics area.

•	Revenue. Last four quarters from $50-200 million, reflecting growth of 20% or more over the prior period.

Based upon these criteria, the compensation committee developed a peer group comprised of the following companies: Conceptus, Cynosure, IRIDEX, Kensey Nash, Lifecore Biomedical, Obagi, Orthovita, Osteotech, Regeneration Technologies, STAAR Surgical, Thermage, Vascular Solutions and VNUS Medical. The compensation committee continued the fiscal 2008 principle that total cash compensation should be between the 50th and 75th percentile of the peer group.

Base Salary. We determine our named executive officers’ salaries based on job responsibilities and individual experience, skills and knowledge and also review the amounts we pay against comparable competitive market compensation data for similar positions within the life sciences industry among those companies we identify as market peers. We generally attempt to set base pay within the 50th-75th percentile of market comparables. Typically, base salary adjustments are made in the first month following, and are retroactive to, the commencement of the fiscal year. We have not and do not expect to apply specific formulas to determine increases in base salary; however, the review takes into account a number of factors, including compensation survey data, seniority and overall level of responsibility, as well as the compensation committee’s subjective evaluation as to the performance of the named executive officer in the preceding fiscal year.

For fiscal 2009, the compensation committee implemented base salary increases of 5%, 6% and 5% for Messrs. Basta, Bertocci and Condon, respectively, in July 2008. At that time, and as a result of macroeconomic conditions, the committee considered lower base salary increases across the organization, but determined that the cash savings was outweighed by the potential negative impact on morale. In approving these percentage increases, the committee relied heavily on Compensia’s June 2008 executive competitive pay analysis report (the “Compensia Report”). In September 2008, our compensation committee approved the promotion of Mr. Gridley to Senior Vice President, Corporate Development, making him a named executive officer for fiscal 2009. In connection with the promotion of Mr. Gridley, our compensation committee approved the increase of Mr. Gridley’s base salary to $252,000 from $234,300, in line with the Compensia Report.

As part of our cost reduction plan announced in November 2008, we have suspended base salary increases, and the executive officer salaries for fiscal 2010 remain at fiscal 2009 levels.

Bonus Program. No bonuses were awarded for fiscal 2009. As discussed above, in November 2008, our Board of Directors, in response to the economic downturn, approved a cost reduction plan which included an indefinite suspension of year end bonuses. At the beginning of fiscal 2009, prior to the suspension of bonuses, the compensation committee had established the bonus potentials for our executive officers at a level consistent with fiscal 2008, except that Mr. Basta’s bonus potential has been revised from 40% to 60%, in order to tie a greater portion of the CEO’s potential total compensation to the achievement of corporate goals.

On December 9, 2009, the compensation committee approved reinstatement of the bonus program for fiscal year 2011 (commencing July 1, 2010). Pursuant to the committee’s action, all officers of the Company (vice president and above) will have their target bonus potential set uniformly at 20%. This represents a reduction from target bonus potentials ranging from 30% to 60% that had been in effect prior to the bonus suspension.

Long-Term Stock Awards. We believe that our corporate long-term performance is supported by the use of stock-based awards. Our equity compensation goals for our executive officers are based upon the following principles:

•	stockholder and executive interests should be aligned;

•	stock awards programs should be structured to provide meaningful retention incentives to participants; and

•	actual awards should be tailored to reflect peer-group standards, individual performance and attraction/retention goals.

We grant our equity awards under our 2007 Equity Incentive Plan, which is administered by our compensation committee. Under the 2007 Equity Incentive Plan, we have granted only stock options. All options to purchase shares of our common stock are issued with an exercise price equal to the fair market value of such stock on the date of grant. The date of grant is the date of the meeting or written consent by the committee, or delegated subcommittee. Under the 2007 Equity Incentive Plan, we are also permitted to award stock appreciation rights, restricted shares, restricted stock units, performance shares, and other stock-based awards to our officers, directors and employees, though we have not utilized any of these instruments.

We have no program, plan or practice to select option grant dates (or set Board meeting dates) to correspond with the release of material non-public information. However, our regular Board meetings are often scheduled to take place during an “open window” period (when we believe that we will not be in possession of material non-public information related to our financial condition or results of operations).

In July 2008, the compensation committee approved executive officer equity compensation awards in the amounts of 275,000 shares, 100,000 shares and 140,000 shares to Messrs. Basta, Bertocci and Condon, respectively. Each of these awards were in line with the Compensia Report, with the exception of Mr. Condon’s award, which was 20,000 shares above the grant guidelines reflected in the Compensia Report because, as noted

by Compensia, the exercise price of his outstanding option grant was significantly higher than the existing stock price and, therefore, failed to provide meaningful retention value. When Mr. Gridley was promoted to executive officer status, the committee approved an option award to him in the amount of 40,000 shares, granted at the closing price on October 1, 2008, the date of grant. The Compensia Report suggested an increase of 85,000 shares, but Mr. Gridley had already been awarded 48,000 shares in July 2008, which combined with the October award was in line with Compensia’s recommendation.

As in prior years, the compensation committee began its fiscal 2010 compensation review in March of the preceding year (March 2009). However, unlike prior years, factors such as our depressed stock price, our cost savings measures (which included a previously approved indefinite suspension of year end bonuses and the recommended suspension of the 401(k) match and a salary freeze for fiscal 2010), the competitive environment and the impact of macroeconomic conditions on our operating performance, led the committee to accelerate its fiscal 2010 actions into fiscal 2009. The committee requested that our CEO provide the committee with compensation recommendations that emphasized equity incentives, to offset other compensation component reductions, and that reflected input from Compensia. Following receipt of our CEO’s recommendations and the receipt of input from Compensia, in April 2009, the committee approved executive officer grants of 200,000 shares, 120,000 shares, and 86,000 shares to Messrs. Basta, Condon and Gridley, respectively.

Benefits. We provide the following benefits to our named executive officers generally on the same basis as the benefits provided to our employees generally:

•	health, vision and dental insurance;

•	flexible spending account;

•

401(k) plan with a 4% matching program (indefinitely suspended as of July 1, 2009, as a cost saving measure, but matching program to be reinstated commencing July 1, 2010, at a level reduced from that which had previously been in effect);

•	short and long-term disability insurance and life insurance;

•	fitness reimbursement program; and

•	tuition reimbursement program.

We offer customary benefits programs to each of our European employees.

Mr. Basta and Mr. Condon have each entered into offer letter agreements with us under which each may receive vesting of their outstanding options upon their involuntary or constructive termination following a change of control and, in certain circumstances, severance. See “Potential Payments upon Termination or Change in Control,” below.

We believe that these benefits are consistent with those offered by other companies and specifically with those companies with which we compete for employees.

We chose to build our executive compensation program around each of the above elements because we believe that each individual component is useful in achieving one or more of the primary objectives of our program and we believe that, together, they have been and will continue to be effective in achieving our overall objectives.

EXECUTIVE COMPENSATION

Summary Compensation Table for Fiscal Years 2007, 2008 and 2009.

The following table sets forth summary compensation information for our chief executive officer, chief financial officer, and each of our other executive officers as of the end of the last fiscal year. We refer to these persons as our named executive officers elsewhere in this Information Statement. Except as provided below, none of our named executive officers received any other compensation required to be disclosed by law or in excess of $10,000 annually.

Name and Principal Position	Fiscal Year	Salary	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation(3)	Total
Steve Basta	2009	$392,423	$696,673	—	$37,553	$1,126,649
Chief Executive Officer and Director	2008	$374,639	$654,150	$82,500	$26,129	$1,137,418
	2007	$346,539	$63,766	$139,300	$18,320	$567,924

Dennis Condon	2009	$319,869	$544,766	—	—	$864,635
President and Chief Business Officer	2008	$305,678	$1,466,271	$70,150	—	$1,849,727

Adam Gridley(4)	2009	$246,577	$259,732	—	$34,193	$540,502
Senior Vice President Corporate Development

Frederick Lwee(5)	2009	$137,667	$113,107	—	$12,623	$263,397
Principal Financial Offer

Derek Bertocci(6)	2009	$136,727	$160,070	—	$19,305	$316,102
Former Chief Financial Officer	2008	$259,464	$626,775	$60,450	$23,829	$970,518
	2007	$148,077	$68,938	$44,220		$261,235

James Floyd(7)	2009	$49,850	—	—	—	$49,850
Former Interim Principal Financial Officer

(1)	Amounts represent the dollar amount of compensation expense recognized by us for a given fiscal year related to grants of stock options during such fiscal year in accordance with FAS 123R.
(2)	Includes payments earned during the fiscal year based on performance in that fiscal year but paid the following fiscal year.
(3)	Consists of 401(k) matching and insurance premiums paid by us.
(4)	Mr. Gridley was promoted to Senior Vice President, Corporate Development in September 2008.
(5)	Mr. Lwee was promoted to Principal Financial Officer in May 2009.
(6)	Mr. Bertocci was our Chief Financial Officer until his departure in December 2008.
(7)	Mr. Floyd functioned as principal financial and accounting officer on an interim basis from February 2009 until May 2009.

Grants of Plan-Based Awards in Fiscal 2009.

The following table lists (i) grants of plan-based awards, each of which was made under our 2007 Equity Incentive Plan to our named executive officers in fiscal 2009 and (ii) related total fair value compensation. As noted below, certain of these awards were cancelled and exchanged for replacement shares pursuant to the 2009 Stock Option Tender Offer described elsewhere in this Information Statement.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options		Exercise or Base Price of Option Awards (1)	Grant Date Fair Value of Stock and Option Awards (2)
Steve Basta	7/09/2008	275,000	(x)	$3.71	$440,193
	1/22/2009	275,000	(3)	$1.12	$88,000	(4)
	1/22/2009	120,000	(3)	$1.12	$294,582
	4/08/2009	200,000		$1.18	$114,480

Dennis Condon	7/09/2008	140,000	(x)	$3.71	$224,098
	1/22/2009	450,000	(3)	$1.12	$1,062,528
	1/22/2009	140,000	(3)	$1.12	$44,800	(4)
	1/22/2009	13,000	(3)	$1.12	$13,290
	4/08/2009	120,000		$1.18	$68,688

Adam Gridley	7/09/2008	48,000	(x)	$3.71	$76,834
	10/01/2008	40,000	(x)	$3.70	$77,612
	1/22/2009	40,000	(3)	$1.12	$53,615
	1/22/2009	30,000	(3)	$1.12	$73,646
	1/22/2009	48,000	(3)	$1.12	$15,360	(4)
	1/22/2009	40,000	(3)	$1.12	$12,800	(4)
	4/08/2009	86,000		$1.18	$49,226

Frederick Lwee	11/4/2008	90,000		$1.80	$84,321
	1/22/2009	10,000	(3)	$1.12	$19,236
	4/08/2009	44,000		$1.18	$25,186

(x)	This award was cancelled and replaced with a new award for the same number of shares on January 22, 2009, pursuant to our 2009 Stock Option Tender Offer.
(1)	The exercise price of each option award was the closing price of our common stock as reported on NASDAQ on the date of grant.
(2)	Amounts represent the grant date fair value of the option awards as prescribed under FAS 123R.
(3)	Replacement award issued pursuant to the 2009 Stock Option Tender Offer.
(4)	Represents the incremental fair value, computed as of the cancellation date in accordance with FAS 123R, with respect to those awards made pursuant to the 2009 Stock Option Tender Offer.

Equity Incentive Awards Outstanding as of June 30, 2009.

The following table lists the outstanding equity incentive awards held by our named executive officers as of June 30, 2009.

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price		Option Expiration Date
Steve Basta	25,000	—	$0.45		1/15/2014
	100,000	—	$0.84		7/22/2014
	60,000	30,000	$0.84		7/21/2015
	125,000	125,000	$2.50		7/20/2016
	—	395,000	$1.12	(1)	1/22/2019
	—	200,000	$1.18		4/08/2019

Dennis Condon	35,000	—	$0.45		1/15/2014
	13,000	—	$0.84		1/13/2015
	13,000	—	$1.75		1/12/2016
	—	603,000	$1.12	(1)	1/22/2019
	—	120,000	$1.18		4/08/2019

Adam Gridley	3,438	—	$0.45		9/25/2013
	5,000	—	$0.45		1/15/2014
	5,000	—	$0.84		10/7/2014
	15,000	—	$0.84		4/21/2015
	22,500	7,500	$0.84		7/21/2015
	22,500	7,500	$1.75		1/12/2016
	12,500	12,500	$2.50		7/20/2016
	—	158,000	$1.12	(1)	1/22/2019
	—	86,000	$1.18		4/08/2019

Frederick Lwee	13,125	76,875	$1.80		11/4/2018
	—	10,000	$1.12	(1)	1/22/2019
	—	44,000	$1.18		4/08/2019

(1)	Option awards granted in a one-for-one exchange for awards cancelled pursuant to our 2009 Stock Option Tender Offer.

Option Exercises and Stock Vested in Fiscal 2009.

There were no options exercised by our named executive officers in fiscal 2009.

Securities Authorized for Issuance under Equity Compensation Plans.

The following table includes information as of June 30, 2009 for our equity compensation plans (in thousands, except exercise price).

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	8,530	$1.37	2,122
Equity compensation plans not approved by security holders	—	—	—

Potential Payments upon Termination or Change in Control.

We have an at-will employment agreement with Mr. Basta, entered into in November 2002, under which Mr. Basta is entitled to an annual salary subsequently adjusted by the Board or compensation committee, payable in cash or upon the mutual agreement of Mr. Basta and the Board. Mr. Basta is also eligible to receive a bonus of up to 40% of his then-current salary, in equity or a combination of cash and equity. In the event of an involuntary termination without cause, Mr. Basta will be entitled to a severance payment equal to 6 months of his then-current base salary. In the event the Company is acquired, and Mr. Basta is terminated or constructively terminated, the vesting of his stock option grants will be 100% accelerated.

We have an at-will employment agreement with Mr. Condon, entered into in May 2007, under which Mr. Condon is entitled to an annual salary of $305,000 and an initial stock option grant. The initial stock option grant was subject to vesting over 4 years, with no shares vesting until the first anniversary of employment. Mr. Condon is also eligible to receive a bonus of up to 40% of his then-current salary. The agreement provides that in the event of Mr. Condon’s termination without cause following a change in control he will be entitled to a severance payment equal to 6 months of his base salary and an acceleration of vesting of his stock option grant.

As a result of the foregoing agreements, we estimate that at June 30, 2009, the value of severance and acceleration of vesting was as follows:

Name	Value of Accelerated Options and Shares	Severance Payments	Total
Steve Basta	$900,350	$196,875	$1,097,225
Dennis Condon	$827,060	$160,125	$987,185

Additional Change of Control Provisions.

In accordance with the standard terms and conditions under which options were granted under the Company’s 2003 (Active) Stock Plan, each Stock Option would become fully vested and exercisable upon the optionee’s involuntary termination (including constructive termination) following a change in control, provided that the optionee executed a release of claims acceptable to the Company. On December 29, 2009, these terms and conditions regarding a change in control were extended to all Stock Options issued under the 2007 Equity Incentive Plan granted prior to December 31, 2009. For future Stock Options granted under the 2007 Equity Incentive Plan on or after January 1, 2010, these terms and conditions will apply to the optionee’s involuntary termination within 12 months following a change in control.

Nonqualified Deferred Compensation.

None of our named executive officers participate in non-qualified defined contribution plans or other deferred compensation plans maintained by us. Our compensation committee, which will be comprised solely of “outside directors” as defined for purposes of Section 162(m) of the Code, may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the compensation committee determines that doing so is in our best interests.

Compensation Components of Merz Transaction.

On December 31, 2009, each of Steve Basta, Dennis Condon and Adam Gridley entered into an employment letter agreement with Merz to continue his employment with the Surviving Corporation following the closing of the Merger. The employment letter agreements, which are effective and contingent upon the consummation of the Merger, contain terms relating to the employment of the executive officers following the effective time of the Merger. Further information relating to the compensation of the named executive officers in connection with the Offer and the Merger is disclosed in the Company’s Schedule 14D-9 filed in connection with the tender offer.

Fiscal 2009 Director Compensation.

We pay each non-employee director $1,500 for each Board meeting attended in person and $500 for each Board meeting attended telephonically. Each non-employee director receives an annual retainer of $20,000. In addition, each non-employee director who serves as the chairperson of our audit committee, compensation committee or nominating and corporate governance committee also receives, for his or her service in such capacity, an additional annual retainer of $15,000, $7,500 or $5,000, respectively, and each other member of a committee will receive an annual retainer of $2,500. We reimburse each non-employee member of our Board for out-of-pocket expenses incurred in connection with attending our Board and committee meetings.

Effective January 1, 2009, our Board adopted a Directors’ Fee Plan (suspended indefinitely on December 31, 2009), pursuant to which directors can elect to receive their retainer fees either all in cash or all in options to purchase common stock or half (50%) of each. A director’s fees are paid 100% in cash unless and until an election is made to the contrary. The Fee Plan was proposed by management as part of its overall cash preservation strategy announced in November 2008. Under the Fee Plan, the company makes either a cash payment or grant of an option (or both) to each director on the first business day of each calendar quarter for fees for services to be rendered during such quarter. If a director has elected to receive any portion of such fees in the form of an option, the number of shares underlying the option are calculated such that the Black Scholes value, as determined on such date, of the option will equal one-fourth of the annual fees with respect to which the election is made. All such options are granted under and pursuant to the 2007 Equity Incentive Plan. A director may make an election under the Director Fee Plan regarding fees for services to be performed during the calendar year following the calendar year in which the election is made. An individual who first becomes a director after the beginning of a calendar year is paid all fees in cash for the remainder of that calendar year and may make an election under the Fee Plan only for any future calendar year. Any election made pursuant to the Fee Plan will continue in effect until revoked by the director. Effective January 1, 2009, Messrs. Dennis, Sidow and Sutter have elected to receive 100% of their annual Board and committee retainer fees in stock pursuant to the Fee Plan.

Each non-employee director that is not employed by or affiliated with a holder of five percent or more of our stock, except for those directors who become non-employee directors by ceasing to be employee directors, receive an automatic initial grant of 30,000 shares upon such appointment. In addition, directors receive a subsequent grant of 10,000 shares annually starting after one year of service. Each initial grant of 30,000 shares and each subsequent grant of 10,000 shares become exercisable as to one-third of the shares subject to the grant on each anniversary of its date of grant, provided the director remains a director on such dates. All options granted under the automatic grant provisions have a term of ten years and an exercise price equal to the fair market value on the date of grant.

The following table sets forth summary compensation information for our non-management members of our Board who served as such during the last fiscal year.

Name	Fees Earned or Paid in Cash	Option Awards (1)	Total
Albert Cha M.D., Ph.D. (2)	$36,000	—	$36,000
Chris Dennis (3)	—	$30,714	$30,714
N.C. Joseph Lai, Ph.D.	$37,625	—	$37,625
Tim Lynch	$52,000	$5,590	$57,590
Evan Melrose, M.D. (4)	$26,000	—	$26,000
Jeff Nugent (5)	$11,000	$17,898	$28,898
Kevin Sidow	$26,000	$19,534	$45,534
Martin Sutter	$13,750	$14,680	$28,430

(1)	Amounts represent the dollar amount of compensation expense recognized by us in fiscal 2009 related to grants of stock options in fiscal 2009 and prior years in accordance with FAS 123R.
(2)	Dr. Cha resigned from our Board in February 2009, in conjunction with Mr. Nugent’s appointment to the Board.

(3)	Mr. Dennis became a member of our Board at our 2008 Annual Meeting in December 2008.
(4)	Dr. Melrose did not stand for reelection at our 2008 Annual Meeting and consequently ceased being a director in December 2008.
(5)	Mr. Nugent became a member of our Board in February 2009.

The aggregate number of option awards outstanding (both exercisable and unexercisable) for each of our non-employee directors for fiscal 2009 is set forth in the following table:

Name	Grant Date	Number of Option Awards Outstanding	Exercise or Base Price of Option Awards		Grant Date Fair Value of Option Awards (1)
Albert Cha, M.D., Ph.D.	—	—		—	—
Chris Dennis	12/12/2008	30,000		$1.10	$16,770
	1/2/2009	14,729		$1.03	$7,359
	4/1/2009	11,313		$1.20	$6,585
N.C. Joseph Lai, Ph.D.	—	—		—	—
Tim Lynch	7/20/2006	35,000		$2.50	$37,779
	2/01/2007	6,500		$4.50	$12,573
	12/12/2008	10,000		$1.10	$5,590
Evan Melrose, M.D.	—	—		—	—
Jeff Nugent	02/06/2009	30,000	$		$17,898
Kevin Sidow	7/25/2007	35,000		$7.30	$112,087
	12/12/2008	10,000		$1.10	$5,590
	1/2/2009	14,729		$1.03	$7,359
	4/1/2009	11,313		$1.20	$6,585
Martin Sutter	4/15/2004	35,000		$0.84	$2,391
	1/2/2009	16,202		$1.03	$8,095
	4/1/2009	11,313		$1.20	$6,585

(1)	In the case of options awarded, amounts represent the grant date fair value of the awards as prescribed under SFAS 123R.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to beneficial ownership of our common stock, as of December 31, 2009, including stock held by:

•	each beneficial owner of 5% or more of the outstanding shares of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our named executive officers and directors as a group.

The percentage of shares beneficially owned is based on 46,539,908 shares of common stock outstanding as of December 31, 2009. Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, the persons and entities named below have sole voting and sole investment power with respect to all shares beneficially owned. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of December 31, 2009 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the address for each listed stockholder is c/o BioForm Medical, Inc., 1875 South Grant Street, Suite 200, San Mateo, California 94402.

	Beneficial Ownership
Name of Beneficial Owner	Shares	Options and Warrants Exercisable Within 60 days	Percent of Shares Outstanding
5% Stockholders
Essex Woodlands Health Ventures Fund VI, L.P. (1)	7,087,295	—	15.4%
21 Waterway Avenue, Suite 225 The Woodlands, TX 77380
Entities affiliated with PTV Sciences (2)	6,338,599	—	13.6%
221 West 6th Street, Suite 700 Austin, TX 78701
Entities affiliated with Vivo Ventures (3)	5,324,915	—	11.5%
575 High Street, Suite 201 Palo Alto, CA 94301
Veron International Limited (4)	3,310,339	—	7.1%
Chinachem Golden Plaza, Top Floor, 77 Mody Road, Tsimshatsui East Kowloon, Hong Kong
Entities affiliated with Teknoinvest (5)	3,161,255	—	6.8%
Stranden 1A 0250 Oslo, Norway

Directors and Named Executive Officers
Steve Basta	922,086	481,252	2.9%
Dennis Condon	—	211,750	*
Adam Gridley	21,562	113,251	*
Frederick Lwee	—	30,625	*
Martin Sutter (6)	7,087,295	75,111	15.4%
Chris Dennis	—	48,638	*
N.C. Joseph Lai, Ph.D. (7)	3,480,903	—	7.5%
Tim Lynch	45,454	44,834	*
Jeff Nugent	—	12,000	*
Kevin Sidow	—	65,306	*
All named executive officers and directors as a group (10 persons)	11,557,300		26.5%

*	Indicates ownership of less than 1%
(1)	Consists of 7,087,295 shares held by Essex Woodlands Health Ventures Fund VI, L.P. (“Essex VI”). Essex Woodlands Health Ventures VI, L.P., is the general partner of Essex VI (“Essex VI GP”), Essex Woodlands Health Ventures VI, L.L.C., the general partner of Essex VI GP (“Essex VI General Partner”). James L. Currie, Jeff Himawan, Martin Sutter, Immanuel Thangaraj and Petri Vainio are each a “Manager” (and collectively, the “Managers”) of Essex VI General Partner. Each of the Managers is deemed to have shared voting and investment power with respect to 7,087,295 shares. Each of the Managers disclaims beneficial ownership of the shares except to the extent of their pecuniary interest therein.
(2)	Consists of 6,338,599 shares held by Pinto Technology Ventures, L.P. (“Pinto LP”). Pinto TV GP Company LLC (“Pinto LLC”) is the sole general partner of Pinto Technology Ventures GP, L.P. (“Pinto GP”), which serves as the sole general partner of Pinto LP. Matthew S. Crawford and Dr. Evan Melrose are managers of Pinto LLC. Mr. Crawford and Dr. Melrose disclaim beneficial ownership of the shares reported herein, except to the extent of their pecuniary interest therein.
(3)

Consists of (i) 2,978,767 shares held by Biotechnology Development Fund II, L.P., (ii) 1,407,544 shares held by Biotechnology Development Fund IV, L.P. (iii) 500,000 shares held by Biotechnology Development Fund, L.P., (iv) 412,588 shares held by BioAsia Crossover Fund, L.P., and (v) 26,016 shares held by Biotechnology Development Fund IV Affiliates, L.P. The following entities and individuals may be deemed to have shared voting and dispositive power as to these shares: (1) BioAsia Management, LLC, the general partner of Biotechnology Development Fund II, L.P., (2) BioAsia Investments IV, LLC, the general partner of Biotechnology Development Fund IV, L.P., BioAsia Crossover Fund, L.P. and Biotechnology Development Fund IV Affiliates, L.P., (3) BioAsia Investments, LLC, the general partner of Biotechnology Development Fund, L.P., (4) Frank Kung and Edgar Engleman, members of BioAsia Management, LLC, BioAsia Investments IV, LLC and BioAsia Investments, LLC, (5) Dr. Albert Cha, member of BioAsia Investments IV, LLC and (6) Anselm Leung, member of BioAsia Management, LLC and BioAsia Investments, LLC.

(4)	Consists of 3,310,339 shares beneficially owned by the estate of Nina T.H. Wang. Voting control of the shares is held by the board of directors of Veron International, which is comprised of Joseph Wing Kong Leung and Milestone Management Limited. The board of directors of Milestone Management Limited is comprised of Joseph Wing Kong Leung and Kam Por Chan.
(5)	Consists of (i) 2,906,710 shares held by Teknoinvest VIII KS and (ii) 254,545 shares held by Teknoinvest VIII B (GP) AS. Teknoinvest VIII (GP) KS is the general partner of Teknoinvest VIII KS. Erik Engebretsen, Arne Trondsen, Finn Anonsen, Johnny Ballestad and Bjørn Bjorå are members of the board of directors of Teknoinvest VIII (GP) KS and Tor Bergstrøm and Kim Nicolai Strømsborg are deputies. Each member is deemed to have shared voting and investment control over the shares held by Teknoinvest VIII KS. Erik Engebretsen, Arne Trondsen, Finn Anonsen, Johnny Ballestad and Bjørn Bjorå are members of the board of directors of Teknoinvest VIII B (GP) AS and Tor Bergstrøm and Kim Nicolai Strømsborg are deputies. Each member is deemed to have shared voting and investment control over the shares held by Teknoinvest VIII B (GP) AS.
(6)	Consists of 7,087,295 shares held by Essex VI and an option exercisable for 35,000 shares held by Mr. Sutter. See footnote 1.
(7)	Consists of (i) 2,600,000 shares held by Helen Lai and N.C. Joseph Lai, and their successors, co-Trustees of the Helen and Joseph Lai Irrevocable Trust, dated December 17, 1999, (ii) 720,000 shares held by Naichiu Joseph Lai Revocable Trust, (iii) 160,803 shares held by N.C. Joseph Lai, a/t/f the Helen & Joseph Lai Irrevocable Trust, and (iv) 100 shares held by N.C. Joseph Lai.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons.

We have not entered any related party transactions in fiscal 2009 and are not currently planning to enter any such transactions.

As provided by our audit committee charter, our audit committee will have to review and approve in advance any related party transaction. All of our directors, officers and employees are required to report to our audit committee any such related party transaction prior to its completion.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, officers and beneficial owners of more than 10% of our common stock to file reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms received by us, or written representations from reporting persons that no Forms 3, 4, or 5 were required of such persons, we believe that during our fiscal year ended June 30, 2009 all reports were timely filed.

ANNEX II

OPINION OF J. P. MORGAN SECURITIES INC.

December 31, 2009

The Board of Directors

BioForm Medical, Inc.

1850 South Grant St., Suite #200

San Mateo, CA 94402

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of BioForm Medical Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger, dated as of December 31, 2009 (the “Agreement”), among the Company, Merz GmbH & Co. KGaA (the “Parent”) and its indirectly wholly-owned subsidiary, Vine Acquisition Corp., (“Purchaser”). Pursuant to the Agreement, the Parent will cause Purchaser to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $5.45 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock that is not tendered and accepted for payment pursuant to the Tender Offer, other than shares of Company Common Stock held in treasury or owned by the Parent and its affiliates and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In arriving at our opinion, we have (i) reviewed a draft dated December 30, 2009 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company, under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be received by the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, for which we and such affiliates have received customary compensation. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Parent for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities Inc. This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its shares into the Tender Offer or how such stockholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any tender offer solicitation/recommendation statement or Schedule 14d-9 or any proxy or information statement mailed to stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. Morgan Securities Inc.

J.P. MORGAN SECURITIES INC.

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